CONFIDENTIAL

January 6, 2017

Pamela A. Long Assistant Director

Office of Manufacturing and Construction

Asia Timmons-Pierce

Tracie Mariner

Terence O’Brien, Accounting Branch Chief

Chris Ronne, Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Internet Nationwide Financial Services, Inc.
Draft Registration Statement on Form F-1 Submitted November 04, 2016
CIK No. 0001687542

Dear Mses. Long, Timmons-Pierce and Mariner and Messrs. O’Brien and Ronne,

On behalf of our client, China Internet Nationwide Financial Services, Inc. , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2016. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments, appointment of underwriters and the terms of the proposed public offering. The Company recognizes that its financial statements will have to be updated before the Registration Statement were be declared effective and undertakes to file updated financial statements in its next filing with the Commission.

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General

1. We note that you intend to provide significant additional information in amendments to your draft registration statement. To the extent practicable, please include this information in the next amendment to the draft registration statement on Form F-1. We will need adequate time to review the information and may have additional comments.

Noted.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company does not presently have any such written communications.

3. Please identify your lead underwriter(s) and your depositary in your next amendment to your registration statement on Form F-1. We will defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

The Company has appointed Boustead Securities, LLC as lead underwriter and Network 1 Financial Securities, Inc. as co-underwriter. Also, the Company has decided to change its offering to an offering of ordinary shares instead of American Depository Shares and as such, there will not be an appointment of a depository. The Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments including the appointment of underwriters and the terms of the proposed public offering.

4. We note that you have an ongoing private placement of ordinary shares. Please explain how you solicited and negotiated the private offering existing concurrent with this registered offering and provide a factual and legal analysis for whether such private offering should be integrated with this proposed registered offering. For guidance, refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations and S.E.C. Release No. 33-8828.

The Company has decided against conducting an ongoing private placement of ordinary shares and as such any reference to the placement has been deleted.

5. We note references throughout your prospectus to third-party sources, including iResearch for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. We note that you commissioned the report of Beijing Han Ding Century Consulting Company Limited. Please file a written consent of Beijing Han Ding Century Consulting Company Limited. See Rule 436 of Regulation C of the Securities Act of 1933.

The Company hereby provides copies of materials that support third-party statements, marked and highlighted for the Staff’s ease of reference.

Apart from the report by Beijing Han Ding Century Consulting Company, the Company has not commissioned any other reports in connection with this Registration Draft Statement. As instructed, a copy of the consent of Beijing Han Ding Century Consulting Company is attached to the Revised Draft Registration Statement as exhibit 23.4.

6. Please revise your Risk Factors section, and other sections as appropriate, to disclose whether your share pledge agreement is properly registered with the appropriate government authorities. If your share pledge agreement is not registered or registration is pending please describe the circumstances and describe the risk this may pose to your business.

All of the equity interest pledges with respect to the equity interests in Sheng Ying Xin according to the Share Pledge Agreement have been registered with Chaoyang branch of the Beijing Administration for Industry and Commerce in China on July 26, 2016. Pages 63- Contracts that give us effective control of the variable interest entity – Share Pledge Agreement, 117- Related Party Transactions – Contractual Arrangements between WFOE and Sheng Ying Xin – Share Pledge Agreement, F-22 – Share Pledge Agreement and F-31- Share Pledge Agreement of the Revised Draft Registration Statement have been revised to include this disclosure.

Prospectus Summary, page 5

Intermediary Bank Loan Advisory Services Industry, page 6

7. Please identify here and in corresponding disclosure on page 78 the source of the survey of SMEs in 2008.

In response to the Staff’s comment, we have provided the source of the survey of SMEs in 2008 on page 83 of the Revised Draft Registration Statement i.e. http://file.scirp.org/pdf/JSSM_2014062510302476.pdf.

Corporate History and Structure, page 10

8. We note that Sheng Ying Xin is owned by Mr. Lin your Chief Executive Officer. We also note that Mr. Lin and Ms. Sun, your Chief Financial Officer serves as management of Sheng Ying Xin. Please revise your organization chart to disclose the extent of common controlling ownership and common management.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement to add two footnotes to the organization chart to disclose the extent of common controlling ownership and common management.

9. Please include a brief summary of your VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement to include a summary of the VIE agreements.

The Offering, page 13

10. Please provide separate rows stating the amount of ordinary shares outstanding immediately prior to this offering and the amount of ADSs outstanding immediately prior to this offering.

In response to the Staff’s comments, we have included separate rows stating the amount of ordinary shares outstanding immediately prior to this offering. As the Company has decided against offering Ads, it will not be mentioning the amount of ADSs outstanding immediately prior to this offering.

11. In Listing on page 14, please reconcile your disclosure here that you intend to apply to have your ADSs listed on the NASDAQ Capital Market under the symbol “CIFS” with your disclosure on page 147 that you have applied to have your ordinary shares listed on the NASDAQ Capital Market under the symbol “CIFS”.

In response to the Staff’s comments, the Company has decided to list its ordinary shares on the NASDAQ Global Market and has revised its disclosure on page 143 of the Revised Draft Registration Statement to indicate its intention to apply to have its ordinary shares listed on the NASDAQ Global Market under the symbol “CIFS”.

Risk Factors, page 16

12. Please consolidate duplicative risk factors throughout, such as “A severe or prolonged downturn….” on pages 23 and 25 and risk factors “Successful strategic relationships…” on page 18 and “Successful strategic relationships…” on page 19. Additionally, please eliminate the use of redundant information throughout the prospectus, such as risk factor “PRC regulations relating to investments….” on page 35 and disclosure of Safe Circular 37 on page 104.

In response to the Staff’s comments, the Company has removed the duplicate risk factor and merged the two risks factors “Successful strategic relationships…” and “Successful strategic relationships…” on page 23.

In the Company’s opinion, the risk factor “PRC regulations relating to investments….” on page 40 and disclosure of “Safe Circular 37 on page 109” are not redundant. The former is a risk factor which investors should be cognizant of as a risk of investing in the Company while the latter is a discussion of the applicable regulations relating to dividend distribution. For the sake of clarity, we have added the following to the risk factor:

“For further discussion on SAFE Circular 37 and its impact on dividend distribution, please see below “Regulations Relating to Foreign Exchange and Dividend Distribution – SAFE Circular 37” on page 109.”

We had previously made three direct loans to selected clients in contravention of the PRC Lending General Provisions and may be subject to fines by the People’s Bank of China (“PBOC”), page 20

13. Please quantify the potential fines you could be subjected to so that investors may have better appreciation of the risk.

In response to the Staff’s comments, we have included the following disclosure in the said risk factor and on page 95 - Entrusted loans/direct loans:

“…and the amount of the potential fine would be no less than one time but no more than five times the gains that we obtained from such direct lending activities. The gains from said lending activities were approximately $1.95 million and accordingly, the potential fine would be no less than $1.95 million and no more than US$9.75 million.”

If the PRC government deems that the contractual…operations., page 29

14. Please disclose whether you believe you will be able to demonstrate a positive track record and experience in providing value-added telecommunications services in the event you must acquire a 50% or greater beneficial ownership in Sheng Ying Xin Management Consulting Co., Ltd. Please also disclose the governmental authorities that you will need to seek approval from and the relevant approval process time frame. Please update your disclosures on page 29 as appropriate.

In response to the Staff’s comments, we have included the following disclosure in the said risk factor:

“Accordingly, under current and applicable PRC laws, it is possible that we acquire up to 50% equity interests in Sheng Ying Xin., However, if we were to acquire more than 50% of the equity interests in Sheng Ying Xin, Sheng Ying Xin will lose its ICP License. Under current PRC laws, any foreign-invested entity providing value-added telecommunication services is required to demonstrate to the relevant branch of the Ministry of Industry and Information Technology (the “MIIT”), namely in our case, the Beijing Communication Administration, that its foreign investors have a positive track of, and operation experience in operating value-added telecommunication services outside the PRC. In practice, the Beijing Communication Administration makes a determination after sixty (60) days after receiving the complete set of application documents. We believe that we presently do not have the necessary experience and track record in providing value- added telecommunications services overseas and intend to take steps to build a track record and accumulate the requisite experience in anticipation that we may acquire the equity interests in Sheng Ying Xin when the restrictions on percentage of foreign ownership are eased or lifted. There is however no guarantee that we will be successful in this endeavor and if we are unsuccessful, we will not be able to acquire the equity interests in Sheng Ying Xin.”

Substantial future sales or perceived potential sales of our ADSs,…., page 41

15. Please clarify whether you have outstanding shares underlying the outstanding 20,000,000 ADSs in addition to the referenced 20,000,000 ordinary shares outstanding.

In response to the Staff’s comment we have revised the disclosure to read as follows:

“Substantial future sales or perceived potential sales of our ordinary shares , ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline significantly.

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2016, we had 20,000,000 ordinary shares outstanding. All of our ordinary shares were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The ordinary shares held by our affiliates are not subject to any lock-up arrangements and will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise. Sale of these ordinary shares or their perceived potential sale in the public market could cause the price of our ordinary shares to decline significantly.”

Operating Metrics, page 48

16. Please expand your disclosure to discuss how the amounts of financing advised are calculated and how they reconcile to your financial statements. As appropriate, please provide the disclosures required by Rule 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has added the following disclosure:

“The amount of financing advised is calculated by summing up the financing amount indicated on the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Revenue Recognition, page 64

17. Please expand your discussion of your revenue recognition policies to discuss the timing of revenue recognition for each of your income streams, addressing when delivery of the services is considered to be provided and other revenue recognition criteria are met based on the typical contract terms. For example, for revenue relating to International Corporate Financing Advisory Services, describe the typical sequence of events as contracts are fulfilled and clarify when you recognize revenue and the method used to calculate the amount. Address material terms and conditions in your contracts, including clawback provisions or other guarantees, unusual payment terms, etc.

The following disclosure is added to the Company’s discussion on its revenue recognition policies titled “Revenue Recognition”:

“Our services include commercial payment advisory services, intermediary bank loan advisory services, and international corporate financing advisory services.

For commercial payment advisory services the Company works with clients and banks to help craft effective payment solutions for clients using acceptance bills in commercial payment advisory services. After signing contracts with the client, the Company starts to identify and select appropriate banks and financial products, coordinate with banks to structure low-risk financing solutions tailored for the client’s need. Then the client prepares application materials and sends them to the bank. When approved by the bank, the client will deposit cash with the bank or purchases wealth management products sold by the bank. After this step, the bank will issue a letter of guarantee, which the client will pledge as security for the acceptance bills. The letter of guarantee is a document that the bank provides certifying itself as guarantor. Our service fee is a percentage of the amount of cash deposited with or wealth management products purchased from the bank by the client. The Company recognizes revenue after the client receives a bank credit contract from the bank and when the Company receives a contract completion confirmation from the client.

For intermediary bank loan advisory services, the Company matches SMEs with appropriate financing sources. The Company leverages its relationship with financial institutions and understanding of their products to assist the clients in obtaining the best terms of financing. The Company charges borrowers an introduction fee which is calculated at a percentage of the loan. The Company recognizes revenue after the client receives a bank credit contract from the bank and when the Company receives a contract completion confirmation from the client. The Company typically receives the contract completion confirmation when the client receives the bank financing and signs off on the contract completion confirmation. This is a necessary step before revenue is recognized.

For international corporate financing advisory services, the Company works with overseas banks to structure and provide clients with tailored financing solutions to obtain facilities from overseas banks for the clients’ offshore affiliates. After signing contracts with the client, the Company starts to identify appropriate overseas banks and domestic banks, structure financing solutions and facilitate application processes. After the client provides security to the domestic bank, the domestic bank will issue a letter of guarantee to the overseas bank. The overseas bank will provide credit to the affiliate designated by client. Our service fee is a percentage of credit granted by the overseas bank to the offshore affiliate. The Company recognizes revenue after the offshore affiliate received credit approval notice from the offshore bank and when the Company receives a contract completion confirmation from the client. The Company typically receives the contract completion confirmation when the affiliate receives the bank financing and the client signs off on the contract completion confirmation. This is a necessary step before revenue is recognized.

There is no clawback provisions or other guarantees. Full service fee are due upon the contract completion confirmation from the client.”

Results of Operations, page 65

18. Please expand your disclosure to discuss the impact of currency translations on revenue and expenses, if material .

In response to the Staff’s comments, we have included further discussion on the impact of currency translations on revenue and expenses under the heading “Impact of currency translations on revenue and expenses” in both the Company’s discussions on the “Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015” and “The Year Ended December 31, 2015 Compared to the Period from September 16, 2014 (Inception) to December 31, 2014”.

Cost of Revenue, page 67

19. Please explain how you are able to achieve your revenue reported to date with minimal associated cost of revenue or selling and administrative expenses. We note gross profit margin has been 97%. Reported income from operations was 90% and 75% of revenue for the periods ending June 30, 2016, and December 31, 2015, respectively. Provide information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Discuss and analyze any known trends and uncertainties to provide investors with an understanding of the expectations of future performance, as seen by management. Please refer to Item 303 of Regulation S-K and SEC Release 33-8350 ..

We are able to achieve our reported revenue with comparatively minimal associated cost of revenue or selling and administrative expenses because we have inherited a pool of clients which key members of our management team have cultivated over the years. Our key members have provided financial advisory services similar to our services to more than 100 small-to-medium sized enterprises since 2008 and collectively have over15 years’ experience. These clients continue to require our services.

In response to the Staff’s comment we have added the following disclosure:

“We are not content to rest on our laurels. To drive our growth in the future, we intend to incur considerable costs and expenses in expanding our business into other economically viable areas. These costs would include setting up new branches, recruiting new staff and marketing. We also expect to incur significant resources in targeting and acquiring potential companies or business that will be complementary and synergistic to our business. If we are successful in acquiring these targets in the future, there is no guarantee that the acquisition will be successful or that the target’s financial performance and profitability will be at the same level as ours and accordingly, we may be less profitable as a result of the acquisition. Additionally, we face uncertainties in growing our business to other regions that we are not familiar with. Our plans may not come into fruition and yield dividends if we are unable to penetrate and gain market share in these new markets. We foresee that our expansion plans will negatively impact our earnings and cash flow, at least for the short term. However, if we are ab le to implement our growth plan, properly manage our acquired business and companies and gain market share, we expect our earnings and cash flow to correspondingly grow. Because we have such a short operating history and we are in the midst of implementing our expansion plans, it is unlikely that our past performance will be indicative of our future performance. “

Liquidity and Capital Resources, page 71

20. Please expand your disclosure to include the amount of cash you hold in U.S. Dollars for the periods presented .

In response to the Staff’s comment, the Company has added the following disclosure:

“As of December 31, 2014, 2015 and June 30, 2016, the Company held cash in U.S. dollars of $0, $1 and $1 respectively.”

21. Disclosure in your footnotes indicates that as a result of PRC laws and regulations, your PRC subsidiary and VIE are restricted in their abilities to transfer net assets to you in the form of dividends, loans or advances. In the event that you would require cash from your subsidiary or VIE to fund operations, please expand your disclosure under this heading to describe the nature of these restrictions and how cash would be transferred to and from the subsidiary and VIE.

In response to the Staff’s comments, the Company has included the following disclosure under this heading to describe the restriction on the transfer of net assets and how cash would be transferred to and from the subsidiary and VIE:

“Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside PRC in foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.”

22. Please explain whether the PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with Chinese accounting standards have limited the amount of dividends that can be paid by your subsidiary in the past and whether you expect limitations in the future. Please include quantitative disclosure to the extent practicable.

The PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with Chinese accounting standards could limit the amount of dividends that can be paid by the Company’s subsidiary but since the subsidiary has never paid a dividend, the Company is unable to provide a quantitative disclosure to that effect. Accordingly, the Company has provided the additional disclosure:

“According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.”

Industry, page 74

Outstanding Loans of All Chinese Financial Institutions…, page 74

23. Here and in “The Proportion of Small and Medium Financial Institutions…” on page 75, please identify the specific source material of the charts from the Almanac of China’s Finance and Banking.

The Company obtained the charts on pages 79 (Outstanding Loans of All Chinese Financial Institutions and of Chinese Small and Medium Financial Institutions (1989-2011)) and 80 (The Proportion of Small and Medium Financial Institutions to Chinese Financial Institutions in terms of Outstanding Loans(1989-2011)) from Financial Reform & SMEs Development in China:Unleash Growth Potential through Innovation and Entrepreneurship, Chongyang Institute for Financial Studies, Renmin University of China (RDCY), July 30th, 2015 available to be viewed at http://carlosmagarinos.com/wp-content/uploads/2015/12/Financial-Reform-SMEs-Development-in-China.pdf. The Company has added this source to the relevant disclosures.

China’s Consumer Finance Market, page 75

24. Please identify the source material attributed to iResearch.

The iReseach report was a special report commissioned by Yirendai Ltd and references to the said report can be found at https://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm on page 2. The Company has included this source on page 83 of the Revised Draft Registration Statement under the title “Our Market Opportunity”.

Our Market Opportunity, page 78

25. Please identify the specific source material of data from the China Association for Scientific and Technological Advice and the National Bureau of Statistics.

The Company obtained the information about the growth of Chinese consulting industry from China’s Financial Information Industry Association’s website: http://www.dypzw.com/news/5316. The Company has added this source to the relevant disclosure in the Revised Draft Registration Statement.

Business, page 80

26. We note your disclosure that you intend to transition your financial advisory services to Beijing Yingxin. Please disclose any regulatory implications associated with this transition.

We have been advised that there are no PRC regulations limiting the transition of our financial advisory services to Beijing Yingxin and have added disclosure to that effect in the relevant section.

PRC Enterprise Income Tax, page 101

27. Please remove reference in the last sentence of the second paragraph in this section to Alibaba Group and its subsidiaries.

The reference in the last sentence of the second paragraph has been removed.

Management, page 106

Directors and Executive Officers, page 106

28. We note your disclosure that Mr. Jianxin Lin serves as a director and officer in Shishi City Sheng Qi Textile Trading Co., Ltd and Sheng Qi Investment Co. Ltd. We also note your disclosure that Ms. Lu Sun serves as Secretary of the board of directors of Shineco, Inc. Please revise to disclose the number of hours per week that that each of your executive officer and directors will devote to your business. Please consider any appropriate risk factor disclosures.

Mr. Lin current spends 30 hours a week serving as the Company’s Chief Executive Officer and director. Ms. Sun has since left her position as Secretary to the board of directors of Shineco, Inc. since 2015 and has been with the Company on a full-time basis since December 2015. She currently spends 40 hours a week as Chief Financial Officer of the Company.

In response to the Staff’s comments, the Company has revised Mr. Lin’s and Ms. Sun’s biography as follows:

“Mr. Jianxin Lin is our founder and has served as Chairman of the board of directors and Chief Executive Officer since our inception. In 2006, Mr. Lin expanded his business practice into the textile industry and founded Shishi City Sheng Qi Textile Trading Co., Ltd and has been its Chief Executive Officer and General Manager since then. In 2011, Mr. Lin founded Nanchang Hansheng Industry & Trade Co., Ltd in Jiangxi Province, serving as its Chief Executive Officer and General Manager. He then founded Sheng Qi (Fujian) Investment Co. Ltd, in 2012 and serves as its Chief Executive Officer and General Manager of a company. In 2014, Mr. Lin founded Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd (later changed its name to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd on February 17, 2016) and serves as its Chief Executive Officer and General Manager. Mr. Lin received his Bachelor degree in Business Management in 2015. Mr. Lin also serves as Vice President of the Shishi Cloth Industry Association, Honorary President of Shishi Cultural Exchange Association, Executive Director of the Chamber of Commerce in Quanzhou Nanchang, and Standing Director at Jiangxi Industrial and Commercial Association. He currently devotes 30 hours a week as our Chairman and Chief Executive Officer.”

“Ms. Lu Sun has served as our Chief Financial Officer since our inception. She served as the Secretary of board of directors and Accounting Manager from 2006 to 2015 at Shineco, Inc. Ms. Sun joined our subsidiary, Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd as its Chief Financial Officer in December 2015. Ms. Sun received her Bachelor degree in Finance from University of International Business and Economics in 2012. She currently devotes 40 hours a week as our Chief Financial Officer.”

Additionally, the Company has also included the following risk factor under the heading “Risks Related to Our Business and Industry”:

“Our business is dependent on the continued efforts of our senior management, some of whom have interests and responsibilities outside of our business. Apart from the possibility of a conflict of interest, if one or more of them is/are unable to devote sufficient time and effort to our business, our business may be adversely impacted.

Our business is still in its infancy and our growth is dependent on the availability and efforts of our senior management. However certain members of our management, in particular, our Chief Executive Officer and Chairman, Mr. Jianxin Lin, has commitments and responsibilities outside of our Company. Apart from the possibility of a conflict of interest, if he or any of our management is unable to provide sufficient time and effort to our business, our business may be adversely impacted.”

Employment Agreements and Indemnification Agreements, page 109

29. Please revise the third sentence of the first paragraph to state that you may terminate an executive officer’s employment without cause upon one-month advance written notice and revise to disclose the severance payments required by Section 7(a)(iii) of the form of Employment Agreement filed as exhibit 10.1.

In response to the Staff’s comments, the Company has revised the first paragraph to read as follows:

“We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based and in accordance with Section 7(a)(iii) of the form of Employment Agreement filed as exhibit 10.1 hereto, namely (1) a lump sum cash payment equal to 3 months of the executive officer’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 3 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer . The executive officer may resign at any time with a three-month advance written notice.”

Description of Shares Capital, page 115

30. You disclose on page 148 that you will be issuing Underwriters Warrants as additional compensation to your underwriters. Please provide here the information required by Item 10.A.4 of Form 20 -F.

In response to the Staff’s comments, we have included the following paragraph under Description of Share Capital- Shares Eligible For Future Sales on page 134:

Underwriter Warrants

In addition to cash compensation, we have agreed to issue to the underwriters and to register herein warrants to purchase up to a total of up to 1,600,000 ordinary shares (equal to 6.5% of the maximum number of ordinary shares sold in this offering) and to also register herein such underlying shares. The warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days from the effective date of the registration statement and expiring two (2) years from the effective date of the registration statement. The warrants are exercisable at a per share price of $6.00 (equal to 120% of the public offering price per share in the offering). The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under FINRA Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering, except as provided for in FINRA Conduct Rule 5110(g)(2). The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, subdivisions, combinations, reclassification, merger or consolidation.

Description of American Depositary Shares, page 129

Disclosure of Interests, page 133

31. Please reconcile your disclosure here, in “Shares Eligible for Future Sales” on page 138 and in “Certain Other Conditions” on page 147 that you may list ordinary shares on the New York Stock Exchange with disclosure elsewhere that you intend to apply to list your ordinary shares on the NASDAQ .

In response to the Staff’s comments, the Company has amended “Shares Eligible for Future Sales” on page 134 to clarify that the Company may list ordinary shares on the NASDAQ Global Market. We have removed the disclosure of “Certain Other Conditions”. “Disclosure of Interests” has been deleted in its entirety together with the section titled “Description of American Depositary Shares” as the Company is now offering ordinary shares instead of ADSs.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

(f) Accounts receivable, page F-9

32. Please expand your disclosure to discuss how value-added tax (“VAT”) receivable from customers is presented on your balance sheet, and quantify the amounts recorded. This also applies to your interim financial statements.

In response to the Staff’s comments, the following paragraphs have been added to NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES paragraph (f) Accounts receivable of the audited consolidated annual financial statements:

“Value-added tax (“VAT”) receivable from customers is part of the accounts receivable. When revenue is recognized, a debit to the accounts receivable including the VAT is recorded, and credit to revenue net of VAT as well as VAT payable was recorded.”

“The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $275,469 as of December 31, 2015.”

Additionally, the following paragraphs have been added to NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES paragraph (d) Accounts receivable of the unaudited condensed interim financial statements:

“Value-added tax (“VAT”) receivable from customers is part of the accounts receivable. When revenue is recognized, a debit to the accounts receivable including the VAT is recorded, and credit to revenue net of VAT as well as VAT payable was recorded.”

“The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $221,935 as of June 30, 2016.”

Exhibit Index, page 158

33. We note your disclosure on page 41 that certain major holders of your ordinary shares will have the right to cause you to register under the Securities Act the sale of their shares. Please file as exhibits the registration rights agreement (s) referenced.

We have removed the disclosure that certain major holders of your ordinary shares will have the right to cause the Company to register under the Securities Act the sale of their shares as the Company has now ascertained with the underwriters that it will not be conducting any concurrent private placements nor will the Company be granting any registration rights.

34. Please file as exhibits the lock-up agreements referenced on page 139.

The Company will file the lock-up agreement(s) once it or they has/have been finalized and executed by the relevant parties.

35. Please file the following as exhibits or tell us why you are not required to do so.

●          Your employee equity incentive plans as disclosed in “Any failure to comply with PRC regulations regarding our employee equity incentive plans….” on page 36;

●          Your agreement with Signature Bank;

●          Director agreements and indemnification between your company and your executive officers and directors as disclosed in “Employment Agreements and Indemnification Agreements” on page 109; and

●          Loan agreements by and between your company and Mr. Jianxin Lin.

The Company hereby responds to the Staff’s comment in the same order as follows:

●	The Company presently does not have an employee equity incentive plan although it plans to institute one soon. It will file the employee incentive plan as an exhibit as soon as it is instituted. In the meantime, we have clarified in the relevant disclosures that the Company presently does not have an employee equity incentive plan.

●	The Company has not executed any agreements with Signature Bank as escrow agent yet and will file such agreements as an exhibit when it has done so.

●	The Company is attaching all director appointment and employment agreements between itself and its current directors and officers as Exhibits No. 10.15, 10.16 and 10.17. The Company has not entered into separate indemnification agreements and as such it has deleted the disclosure pertaining to the same. The Company will be attaching director appointment letters as and when it appoints new directors.

●	The Company is filing the loan agreements between itself and Mr. Jianxin Lin as Exhibit No. 10.14.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com , the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Rong Liu by telephone at (646) 472 1879 or via email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc. Marcum Bernstein & Pinchuk LLP (Eric.Hu@marcumbp.com; rong.liu@marcumbp.com)

     China Internet Financial Services Inc. (1279253890@qq.com; 3120736696@qq.com)

SICHENZIA
ROSS
FERENCE
KESNER LLP

	Reference in the Prospectus	Supporting Materials
1.	According to a special report by iResearch commissioned by Yirendai Ltd (Source: https://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm on Page 117), China's consumption loan balance to GDP ratio was merely 24.2% in 2014, compared to 77.5% for the United States during the same period, suggesting significant growth potential.	Please see "Exhibit A"
2.	China's consumption loan balance had reached RMB15.4 trillion (approximatelyUS$2.32 trillion) by the end of 2014, and is expected to further grow at a CAGR of 19.5% to RMB37.4 trillion (approximately US$ 5.62 trillion) by the end of 2019, according to a special report by iResearch commissioned by Yirendai Ltd (Source: https://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm on Page 2)	Please see "Exhibit B"
3.	According to a special report by iResearch commissioned by Yirendai Ltd (Source: https://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm on Page 115) , China's unsecured consumption loan balance had reached RMB3.5 trillion (approximatelyUS$525.32 billion) by the end of 2014, and is expected to further grow at a CAGR of 26.6% to RMB11.4 trillion (approximately US$1,714.29 billion) by the end of 2019.	Please see "Exhibit C"

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4.	According to a special report by iResearch commissioned by Yirendai Ltd (Source: https://www.sec.gov/Archives/edgar/data/1631761/000119312515406307/d852976df1a.htm on Page 2) , transaction values for marketplaces that focus on consumption loans, or consumer finance marketplaces, are expected to grow from RMB12.7 billion (approximatelyUS$1.91 billion) in 2014 to RMB521.4 billion (approximately US$78.41 billion) in 2019, representing a CAGR of 110.1%.	Please see "Exhibit D"

COMMENT 7

5.	Moreover, SMEs have played an irreplaceable role in promoting China's economic development, providing jobs labors and promoting market prosperity. According to the survey of SMEs Bureau in 2008, 85.6% of SMEs lack liquidity, and 23% of defunct SMEs resulted from inadequate capital.	Please see "Exhibit E"

COMMENT 23

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6.	**Outstanding Loans of All Chinese Financial Institutions and of Chinese Small and Medium Financial Institutions (1989-2011)**  **The Proportion of Small and Medium Financial Institutions to Chinese Financial Institutions in terms of Outstanding Loans(1989-2011)** 	Please see "Exhibit F"
COMMENT 25 Please identify the specific source material of data from the China Association for Scientific and Technological Advice and the National Bureau of Statistics.		
7.	With economic globalization, the general demand for the consulting services in China is growing rapidly. According to China Association for Scientific and Technological Advice and the National Bureau of Statistics data, from 2007 to 2014, the Chinese consulting industry maintained rapid and stable growth, with an average annual growth rate of 11.23 percent. By 2014, total revenues in the consulting industry reached RMB 143.84 billion (approximately US$21.63 billion), including financial advisory revenue of RMB24.45 billion (approximately US$3.68 billion), accounting for 16.90% of total consulting revenue. (Source: http://www.dypzw.com/news/5316)	Please see "Exhibit G" (English translation of the original source attached)
Other Resources		
8	According to the State Administration for Industry and Commerce ("SAIC") "National Small-micro Enterprises	Please see "Exhibit H"

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SICHENZIA
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FERENCE
KESNER LLP

	Development Report" released in March 2014, as of the end of 2013, the total number of PRC enterprises was 15,278,400, of which there were 11,698,700 SMEs, accounting for 76.57% of the total.	(English translation of the original source attached)
9	According to the China Monetary Policy Report for the Fourth Quarter of 2014, by the end of 2014, the amount of loan in foreign currencies of financial institutions was RMB 86.8 trillion (approximately$13.32 trillion), indicating a year-to-year growth rate of 13.3%.	Please see "Exhibit I" (English translation of the original source attached)
10	In spite of the concentration of loans from local small and medium financial institutions, according to the recent statistics from the People's Bank of China ("PBOC"), as of the end of 2015, the balance of SME loans was RMB 23.46 trillion (approximately US$3.53 billion), accounting for 23.90% of the all PBOC's loans.	Please see "Exhibit J" (English translation of the original source attached)
11	The total amount of China's outbound investment increased from USD21.2 billion in 2006 to USD123.1 billion in 2014, representing a year-on-year growth rate of 14.2%. (Source: http://www.fdi.gov.cn/1800000121_33_5576_0_7.html). According to the CCG database, as of 2014, approximately 30,000 overseas entities had been established by 18,500 Chinese investors (Source: http://www.ccgidea.org.cn/Research/view.aspx?Id=3409).	Please see "Exhibit K" (English translation of the original source attached)
12	According to a report by the Wall Street Journal, entrusted loans increased by a net RMB 2.55 trillion (approximately$407.38 billion) from 2013 to 2014, equivalent to 29% of all new RMB bank loans issued during the year compared to only 16% of bank loans the year before (Source: http://blogs.wsj.com/chinarealtime/2014/05/02/a-partial-primer-to-chinas-biggest-shadow-entrusted-loans/).	Please see "Exhibit L"

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1/4/2017 AMENDMENT NO.5 TO FORM F-1

F-1/A 1 d852976df1a.htm AMENDMENT NO.5 TO FORM F-1

Table of Contents

As filed with the Securities and Exchange Commission on December 17, 2015

Registration No. 333-208056

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO.5
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Yirendai Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China
+86 10 5236-2498
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central, Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

INDUSTRY

Background

Consumption in China is growing rapidly but remains underfinanced, suggesting tremendous growth potential for China's consumer finance market.

Consumption in China has experienced rapid growth as a result of China's economic development and rising consumption power among Chinese consumers. According to the National Bureau of Statistics of China, China's GDP increased from RMB48.1 trillion in 2011 to RMB64.1 trillion (US$10.1 trillion) in 2014, while annual per capita disposable income increased from RMB14,582 in 2011 to RMB20,167 (US$3,173) in 2014. Consumption has increasingly become an important driver of China's GDP growth, with the ratio of final consumption to GDP reaching 51.0% in 2013, according to the National Bureau of Statistics of China. "Final consumption" is the total expenditure of residents on the consumption of goods and services in a certain period, namely the expenditure of residents for purchases of goods and services from the domestic economic territory and abroad to meet the requirements of their daily life, and excludes the expenditure of non-residents on consumption in the economic territory of the country. While China's ratio of final consumption to GDP in 2013 was the highest in six years, it was still relatively low compared to the corresponding figure for the U.S. in the same period, which was 83.2% according to the World Bank, suggesting tremendous future potential. We believe the United States, which is characterized by high levels of consumption and high consumption loan balance to GDP ratios, provides a good proxy for the way China may develop given the growth of China's economy, China's large and expanding consumer base and the Chinese government's policies to encourage consumption. As consumption in China continues to rise, we believe China's consumer finance market will develop to address unmet consumer demand.

China's Consumer Finance Market

Despite growing consumption levels, consumption in China is underfinanced. According to iResearch, China's consumption loan balance to GDP ratio was merely 24.2% in 2014, compared to 77.5% for the United States during the same period, suggesting significant growth potential. "Consumer finance" consists of loans granted to consumers for purchasing consumption goods and services. Consumption in China is underfinanced primarily because loans from traditional financial institutions are not easily accessible. For example, to obtain a bank loan, a potential borrower needs to physically go to a bank branch. However, most bank branches offering consumption loans are located only in tier 1 and tier 2 cities. In addition, the application process for a bank loan is complex and time-consuming. The ineffectiveness of traditional financial institutions at serving the consumer finance market indicates significant business opportunities for alternative credit providers. Furthermore, the Guidelines released by the People's Bank of China together with nine other regulatory agencies in July 2015 implicitly recognize the accessibility issues presented by traditional financial institutions and the promise internet finance presents in addressing them, indicating that regulatory support exists for organizations able to take advantage of such business opportunities. China's consumption loan balance had reached RMB15.4 trillion (US$2.4 trillion) by the end of 2014, and is expected to further grow at a CAGR of 19.5% to RMB37.4 trillion by the end of 2019, according to iResearch. The development of new financial services and products will be one of the key growth drivers.

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before the underlying loans become due. We currently conduct our business operations exclusively in China, and our online consumer finance marketplace does not facilitate investments by investors located in the United States.

We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base and CreditEase's extensive database to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to investors.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge investors service fees for using our automated investing tool or self-directed investing tool. As an information intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014, and increased from US$13.1 million for the nine months ended September 30, 2014 to US$138.0 million for the nine months ended September 30, 2015. We had net losses of US$8.3 million and US$4.5 million in 2013 and 2014, respectively. For the nine months ended September 30, 2015, we had a net income of US$30.8 million, compared to a net loss of US$10.9 million for the nine months ended September 30, 2014.

Our Industry

Consumption in China has experienced rapid growth as a result of China's economic development and rising consumption power among Chinese consumers. Despite growing consumption levels, consumption in China is underfinanced. According to iResearch, China's consumption loan balance to GDP ratio was merely 24.2% in 2014, compared to 77.5% for the United States during the same year, suggesting significant growth potential for China's consumer finance market. Consumption in China is underfinanced primarily because loans from traditional financial institutions are not easily accessible. China's consumption loan balance had reached RMB15.4 trillion (US$2.4 trillion) by the end of 2014, and is expected to further grow at a CAGR of 19.5% to RMB37.4 trillion by the end of 2019, according to iResearch.

The consumer finance market consists of secured consumption loans such as car loans and home mortgages, and unsecured consumption loans such as credit cards and other unsecured loans from banks and consumer financing companies. According to iResearch, China's unsecured consumption loan balance had reached RMB3.5 trillion (US$550.7 billion) by the end of 2014, and is expected to further grow at a CAGR of 26.6% to RMB11.4 trillion by the end of 2019.

China's rapidly growing consumption levels and relatively limited consumer finance options have created opportunities for marketplaces that connect borrowers and investors. According to iResearch, transaction values for marketplaces that focus on consumption loans, which we refer to as consumer finance marketplaces, are expected to grow from RMB12.7 billion (US$2.0 billion) in 2014 to RMB521.4 billion in 2019, representing a CAGR of 110.1%. In particular, within this segment, pure online marketplaces that focus on consumption loans to individuals, or online consumer finance marketplaces, show the strongest growth potential. According to iResearch, transaction values through online consumer finance marketplaces reached RMB4.6 billion (US$723.8 million) in 2014, and are expected to further grow at a CAGR of 122.2% to RMB247.6 billion in 2019.

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Overall consumer finance market in China

(By outstanding loan balance, RMB in trillions)

CAGR: 19.5%
15.4
18.1
21.7
26.1
31.4
37.4
2014
2015E
2016E
2017E
2018E
2019E

Source: iResearch.

The consumer finance market consists of secured consumption loans such as car loans and home mortgages, and unsecured consumption loans such as credit cards and other unsecured loans from banks and consumer financing companies. Unsecured consumption loans are expected to experience relatively stronger growth. According to iResearch, China's unsecured consumption loan balance had reached RMB3.5 trillion (US$550.7 billion) by the end of 2014, and is expected to further grow at a CAGR of 26.6% to RMB11.4 trillion by the end of 2019. Key drivers behind the expected growth in China's unsecured consumer finance market include the penetration of consumer finance into more consumption categories, the continued development of a nationwide personal credit information database, which improves the ability of lenders to evaluate potential borrower risk, and credit providers' increasing awareness of the business opportunity in the sector.

Unsecured consumer finance market in China

(By outstanding loan balance, RMB in trillions)

CAGR: 26.6%
3.5
4.9
6.2
7.6
9.3
11.4
2014
2015E
2016E
2017E
2018E
2019E

Source: iResearch

Opportunities for Marketplaces Connecting Borrowers and Investors

China's rapidly growing consumption levels and relatively limited consumer finance options have created opportunities for marketplaces that connect borrowers and investors. According to iResearch, transaction values for marketplaces that focus on consumption loans, or consumer finance marketplaces, are expected to grow from

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before the underlying loans become due. We currently conduct our business operations exclusively in China, and our online consumer finance marketplace does not facilitate investments by investors located in the United States.

We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base and CreditEase's extensive database to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to investors.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge investors service fees for using our automated investing tool or self-directed investing tool. As an information intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014, and increased from US$13.1 million for the nine months ended September 30, 2014 to US$138.0 million for the nine months ended September 30, 2015. We had net losses of US$8.3 million and US$4.5 million in 2013 and 2014, respectively. For the nine months ended September 30, 2015, we had a net income of US$30.8 million, compared to a net loss of US$10.9 million for the nine months ended September 30, 2014.

Our Industry

Consumption in China has experienced rapid growth as a result of China's economic development and rising consumption power among Chinese consumers. Despite growing consumption levels, consumption in China is underfinanced. According to iResearch, China's consumption loan balance to GDP ratio was merely 24.2% in 2014, compared to 77.5% for the United States during the same year, suggesting significant growth potential for China's consumer finance market. Consumption in China is underfinanced primarily because loans from traditional financial institutions are not easily accessible. China's consumption loan balance had reached RMB15.4 trillion (US$2.4 trillion) by the end of 2014, and is expected to further grow at a CAGR of 19.5% to RMB37.4 trillion by the end of 2019, according to iResearch.

The consumer finance market consists of secured consumption loans such as car loans and home mortgages, and unsecured consumption loans such as credit cards and other unsecured loans from banks and consumer financing companies. According to iResearch, China's unsecured consumption loan balance had reached RMB3.5 trillion (US$550.7 billion) by the end of 2014, and is expected to further grow at a CAGR of 26.6% to RMB11.4 trillion by the end of 2019.

China's rapidly growing consumption levels and relatively limited consumer finance options have created opportunities for marketplaces that connect borrowers and investors. According to iResearch, transaction values for marketplaces that focus on consumption loans, which we refer to as consumer finance marketplaces, are expected to grow from RMB12.7 billion (US$2.0 billion) in 2014 to RMB521.4 billion in 2019, representing a CAGR of 110.1%. In particular, within this segment, pure online marketplaces that focus on consumption loans to individuals, or online consumer finance marketplaces, show the strongest growth potential. According to iResearch, transaction values through online consumer finance marketplaces reached RMB4.6 billion (US$723.8 million) in 2014, and are expected to further grow at a CAGR of 122.2% to RMB247.6 billion in 2019.

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Journal of Service Science and Management, 2014, 7, 196-200
Published Online June 2014 in SciRes. http://www.scirp.org/journal/jssm
http://dx.doi.org/10.4236/jssm.2014.73016

Scientific Research

Financing Difficulties of SMEs from Its Financing Sources in China

Juanjuan Jiang[1], Zhiming Li[1], Chanyan Lin[2]

[1]School of Management, Guangdong University of Technology, Guangzhou, China
[2]School of Management, Jiangnan University, Wuxi, China
Email: 983534367@qq.com

Received 21 March 2014; revised 18 April 2014; accepted 12 May 2014

Copyright © 2014 by authors and Scientific Research Publishing Inc.
This work is licensed under the Creative Commons Attribution International License (CC BY).
http://creativecommons.org/licenses/by/4.0/
Open Access

Abstract

With the rapid development of global economy, the reform and opening up policy of China has provided good opportunities for the vigorous development of small and medium-sized enterprises (SMEs). And SMEs have become the important force of sustained, rapid and healthy development of China's economy. Moreover, SMEs have played an irreplaceable role in promoting China's economic development, absorbing labors and promoting market prosperity. But with the global economic integration, the domestic small and medium-sized enterprise's operating environment is facing tremendous changes and more intense competition. This paper introduces the sources of SMEs' financing, analyzes its financing difficulties and causes from its sources, and aims to benefit the development of SMEs in the near future.

Keywords

Financing, SME, Causes

1. Introduction

So far, there are more than 43,000,000 small and medium-sized enterprises, playing an important role in the economy of China. Yet, they still face many difficulties to achieve further development, especially in financing [1]. This paper mainly analyzes its financing difficulties from the aspect of financing channels, and mastering applicability and feasibility of financing channels is of great significance to the development of SMEs, and even the economy in China.

2. The Sources of Financing SMEs

Financing is one of the methods for enterprises to get capital [2]. According to different standards, financing can

How to cite this paper: Jiang, J.J., Li, Z.M. and Lin, C.Y. (2014) Financing Difficulties of SMEs from Its Financing Sources in China. *Journal of Service Science and Management*, 7, 196-200. http://dx.doi.org/10.4236/jssm.2014.73016

J. J. Jiang *et al.*

be divide into many kinds, this paper divides financing according to its sources into two kinds, namely, internal and external financing.

2.1. Internal Financing

Internal financing in fact means enterprises get capital from their own, mainly including retained profits and depreciation, which is an essential part for the survival and development of the enterprises. Generally speaking, internal financing is the first choice, an important source to get capital.

2.1.1. Retained Profits Financing

Retained profits is an important channel of internal financing, and most enterprises prefer to choose this, as it is actually an process that transform retained profits into investment, this method shows some advantages as follows: first, no actual cash expenditure; second, keeping debt capacity; moreover, no effects on corporate control. However, some limits are exposed, such as time limitation, retained profits need a long time to accumulate, besides, retained profits financing need to balance with dividend policy.

2.1.2. Depreciation Financing

Depreciation financing of fixed assets financing is a method that use the difference caused by opportunity cost and depreciation. And depreciation tax can bring internal capital to some extent, decreasing the pressure of SMEs, promoting the development of enterprises.

2.2. External Financing

External financing namely enterprises raise funds from other independent economical entities, including direct financing and indirect financing. Direct financing mainly involve bond financing, stock financing and public funds. Indirect financing contains bank loads and the funds from non-bank institutions. Compared with internal financing, external financing can raise funds in time, but with high cost.

2.2.1. Direct Financing

1) Bond financing

Bond financing required enterprises to issue bond to investors according to certain rules, pay certain interest within certain period of time, and repay principal according to agreed conditions. Bond financing is relatively flexible, interest and principal repayment can be formulated according to each corporate. However, in China, according to Securities Law of the People's Republic of China, some conditions are required to meet to issue bonds, namely, corporations' net assets should be not less than 30 million Yuan, and net assets of a limited liability company should be more than 60 million Yuan, in addition to the average distributable profits in the last three years is enough to pay a year interest of corporate bonds.

2) Equity financing

Equity financing means enterprises shareholder give up part of ownership and introduce new shareholders by increasing capital of enterprises. This shows an advantage that enterprises don't need to pay interest, but new shareholders can share enterprises' profits with old enterprises.

3) Public funds

Public funds mainly include commercial credit and private lending. Commercial credit means enterprises provide credit with direct relation to commodity transaction each other, such as payment by installment or credit, and down payment, which can avoid lot of limits like bank loans and decrease the cost of raise funds. Private lending is that the lending occurs between the citizens, citizens and legal persons, and, citizens and other organizations, and is increasingly active with the advancement of the market economy of the society.

2.2.2. Indirect Financing

1) Bank financing

Bank financing is a method that enterprises take banks as an intermediary to raise funds. It is the usually method for corporate to get capital, yet, bank loans has many limits, such as the scale of the corporate, credit degree. Besides, the quantity and time of loans have been strictly formulated.

2) Non-bank institution financing

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Financing from Other institution except bank has many methods, mainly includes finance leasing and Pawn Loans. Finance leasing is a transfer of risks and rewards of ownership of the leased asset to the lessee, but not the actual ownership. And financial leasing has special advantages in solving the problem of corporate financing compared with other tools. Compared with bank loans, pawn loans need to pay a higher overall cost included the safekeeping fee, premium and pawn transaction costs. Therefore the cost of pawn loans is high and the scale is relatively small. But its operation process is simple, so that it can quickly and timely solve the funding needs of the enterprises.

3. Current Financing Situation of China's SMEs

The phenomenon of SME financing difficulty exists in many countries in the world, even in the developed countries with relatively sound financial system, but this phenomenon in China is particularly prominent [3]. According to the survey of SME Bureau in 2008, 85.6% of SME lack of liquidity, and 23% of the defunct and discontinued SMEs are closely related to the leakage of capital. Although some policies carried on by the government has gradually improved the situation of SME financing, the phenomenon of financing difficulty in SME is still serious because the Credit capital failed to help the most in need of assistance enterprises in difficulty and SMEs' anemic symptoms remained unchanged. In 2009, a survey report from Tianjin shows: the financing climate index in second quarter of enterprises is 88.6, 0.7 points lower than the previous quarter, the only one that rose in the last quarter but decrease in this quarter of the 8 enterprises climate indexes. In Sichuan province, corporate financing climate index in second quarter also edged down to 0.3, reached 80.2, and run down in the mild recession interval. In Shandong province, with the input of capital, large enterprises financing climate index was 118.6, 17.3 points higher than the last quarter. Yet, SMEs is relatively low, only 76.2 and upgraded 0.5, 42.4 points behind the large enterprises. In Liaoning province, corporate financing climate index is 76.4, still in recession, SME was only 67.7, down 9.7 points. In Heilongjiang province, corporate liquidity climate index of the whole province is 82.1, still remained to run in recession; corporate financing climate index was 74.4, remained unchanged. Wondrously, big gap existed between big enterprises and SMEs, liquidity and financing climate index in SMEs is respectively lower 74.3 and 79.0 than that in large enterprises. In Zhejiang province which is relatively developed and has major of SMEs, the SMEs financing climate index is 105.8, 17.7 lower than large enterprises, industries with high proportion of SMEs like wholesale and retail trade, information IT, social services, accommodation and catering, and transportation, respectively decreased 2.8, 3.1, 8.1, 1.4 and 9.2. In all, the situation of SMEs financing is in difficulty.

4. The Causes of SMEs' Financing Difficulties from Its Source

The phenomenon of SME financing difficulties is caused by many reasons, such as corporate itself problems, banks limits, and credit institutions. This paper focuses its financing sources namely financing method to analyze financing difficulties of SME.

4.1. Indirect Financing as the Main External Sources Is in Difficulty

Negative Effects from the System of Commercial Banks and Difficulty of Bank Loans

Due to China's commercial banking system, especially the major big four state-owned commercial banks are experiencing a transition period and far from being truly market-oriented and commercialized [4]. In order to guard against financial risks, state-owned commercial banks actually have transformed their development strategy to large enterprises and cities in recent years. These changes caused SMEs located in the small cities have difficulties in getting access to credit service. In addition, it's still difficult for SME to get bank loans in terms of bank loans structural, effectiveness and sustainability. On the supply structure, mortgage guarantee as the primary condition of loans approval hinders the loans, besides, bank credit continue to prefer large enterprise or SMEs that run well, moreover, long-term loans are extremely low. This unbalanced structure has hindered the sustainability of SMEs with no doubt, consequently, lead to inefficient lending, lack credit monitoring and evaluation system in SMEs. In terms of the current situation of financial institutions matched with SMES, small and medium-sized financial institutions are small quantities, and face many problems and difficulties in its further development, thus are not able to satisfy the SMEs. More importantly, it's difficult for SMEs to obtain guarantees as the weak financing credit, no qualitative or mortgage assets acceptable by banks, and no third-party en-

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terprises with enough credit rating to offer guarantees, making it possible to raise funds from banks. Therefore, banks and other financial institutions still have great limits for SMEs to raise funds.

4.2. Direct Financing as the New External Sources Has Been Hindered

Direct financing mainly includes bond financing, stock financing and public funds. With the gradual improvement of economy market, direct financing has been a new method to raise funds.

4.2.1. The Marginalization of Bond and Stock Financing

The capital market as an emerging and immature stock market in China only includes shanghai stock exchange and Shenzhen stock exchange, SME board market, and GEM, but no small enterprises regional markets. Thus these can be hard to meet the demand of SMEs for its further development, making it difficult to raise funds relying on capital market [5]. According to related statistics, in 2012, SME board listed 683 companies, the first financing amounted to 468.3 billion Yuan, the additional financing 127.7 billion Yuan, share allotment financing 2.6 billion Yuan. And the total financing nearly amounted to 600 billion, with the average financing of each enterprise reaching 900 million Yuan. Yet a large company listed in 2007 raised funds as high as 66.8 billion Yuan, equivalent to 70 SMEs. In terms of short-term bond financing, in 2008, Chinese banking market trader association accepted 6 SMEs registration as the allowance of issuing short-term bonds, pilot of SMEs short-term bond financing officially launched, and the first issue totaled 160 million Yuan, only a fraction of the total amount of short-term financing bonds in 2008 namely 138.46 billion Yuan. What else, the entry of capital market is difficult for SMEs because of the limitation of scale, cost and other conditions, such as corporations' net assets should be not less than 30 million Yuan, and net assets of a limited liability company should be more than 60 million Yuan, in addition to the average distributable profits in the last three years is enough to pay a year interest of corporate bonds. All of these have prevented the success financing from capital market, thus hindering the development of SMEs.

4.2.2. Credit Guarantee Institutions Are Small-Scale

The current development of credit guarantee industry which specially served for SMEs is difficult to meet the needs of improving the capacity of the credit for SMEs. The credit guarantee institutions built by government usually can only get a one-off financial support at the beginning of the preparation and lack of follow-up compensation mechanism. As for the credit guarantee institutions owned privately, they are limited by the system of ownership and have to bear the risk of loans guaranteed alone. They are unable to form sharing and collaboration mechanism with bank. Raising money from the credit guarantee institutions is the most effective tool of financing SMEs.

4.2.3. Public Funds Need to Take Full Use of and Develop Normatively

With the development of economy market, public funds increased rapidly. Yet, private finance has not been recognized by the government, existed as an illegal form. In fact, as the increasing financing demand of SMEs, public funds become more and more important to solve the leakage of funds in SMEs as the little supply of funds of formal channels. Still, SMEs has not taken full use of public funds, according to the date of 2011, SMEs inflow of public funds is between 500 - 600 billion Yuan, accounted for 30% of the total public funds. Besides, public funds lack standardization and legalization, in recent years, scams in public funds financing occurred increasingly, hitting the financing from public funds. Therefore, to promote the stable development of economy in China, the government should not guide the development of non-public economy, but also encourage and guide public investment.

5. Conclusion

SMEs have become the important force of sustained, rapid and healthy development of China's economy. There are many kinds of financing sources that can be adopted for financing small and medium-sized enterprises. It is important for SMEs to choose correct and appropriate financing sources to solve the company's financial difficulties. This paper mainly analyzes the causes of financial difficulties from its sources, find that less bank loans, issue problems of bond and stock, and that lack of standardization in public funds have hindered the successful financing of SMEs, offering help for other scholar to put forward solutions of financial difficulty in SMEs, such

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as decreasing the limits of bank loans and reinforcing the standard of public fund market. Through improvement of the financing sources, SMEs will become increasingly important and irreplaceable in promoting economic development in China.

References

[1] Beckand, T. and Demirguc-Kunt, A. (2006) Small and Medium Size Enterprises: Access to Finance as a Growth Constraint. *Journal of Banking and Finance*, **30**, 2931-2943. http://dx.doi.org/10.1016/j.jbankfin.2006.05.009

[2] Berger A.N. and Udell, G.F. (2006) A More Complete Conceptual Framework for SME Finance. *Journal of Banking and Finance*. **30**, 2945-2966.

[3] Lv, H.J. (2013) SME Financing Difficulties and Countermeasures. Central China Normal University, Wuhan.

[4] Li, Q.L. (2013) Innovation—Research on Financing Mode of SME—Exploration of the Financing Platform for SME. Zhejiang University, Hangzhou.

[5] He F.F. (2012) SME External Financing Difficulties and Solutions. *Corporation Research*, 251-252.

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Scientific Research Publishing (SCIRP) is one of the largest Open Access journal publishers. It is currently publishing more than 200 open access, online, peer-reviewed journals covering a wide range of academic disciplines. SCIRP serves the worldwide academic communities and contributes to the progress and application of science with its publication.

Other selected journals from SCIRP are listed as below. Submit your manuscript to us via either submit@scirp.org or Online Submission Portal.

Advances in Bioscience and Biotechnology
Creative Education
Engineering
HEALTH
Journal of Modern Physics
Journal of Environmental Protection
Agricultural Sciences
Food and Nutrition Sciences
Psychology
Natural Science
Modern Economy
American Journal of Analytical Chemistry

The 11th RDCY Research Paper

Financial Reform & SMEs Development in China:

Unleash Growth Potential through Innovation and Entrepreneurship

Carlos Magariños

Chairman of Global Alliance of SMEs (GASME)

Former UNIDO Director General

Non-Resident Senior Fellow of RDCY

July 30th, 2015

Chongyang Institute for Financial Studies, RUC (RDCY)

Outstanding loans (billion)
60000.00
50000.00
40000.00
30000.00
20000.00
10000.00
0.00
All Chinese Financial Institutions
Small and Medium Financial Institutions
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: Almanac of China's Finance and Banking

0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: Almanac of China's Finance and Banking

15

中国金融资讯行业协会

关于中小企业财务咨询行业的分析报告

来源：中证网　发布时间：2016-07-13 15:18:54

China's Financial Consulting Industry Association

Analysis Report on the Financial Consulting Industry of Medium and Small-Sized Enterprises

Source: cs.com.cn   Published time: July 13, 2016 15:18:54

根据中国科技咨询协会及国家统计局数据显示，2007年-2014年以来，中国咨询行业保持着稳定的增长势头，平均增长11.23%。到2014年，我国咨询行业的总体营业收入达到1,438.4亿元，其中财务咨询收入244.50亿元，占咨询行业总收入的16.90%。近年来，政策扶持下的中小微企业发展迅速，刺激和促进了财务咨询行业的快速发展，2007年-2014年行业营业收入规模从67.30亿元增长到244.50亿元，平均增速21.38%。2014年财务咨询行业收入244.50亿元，其中，中小微企业财务咨询收入92.38亿元，约占37.78%；2014年中小微企业财务咨询收入较上年增长12.81%。未来两年，随着国家对中小微企业税收、资质审批、融资和财政支持等优惠政策的推动，将更加有利于中小微企业的快速增长，从而带动中小微企业财务咨询市场需求的增加，预计2016年将达到154.10亿元的市场规模。

According to the data of China Science & Technology Consulting Association and National Bureau of Statistics, during 2007–2014, China's consulting industry had been increasing stably, with an average annual increase of 11.23%. By 2014, the total operating revenue from our consulting industry reached RMB 143,840,000,000, including financial consulting revenue of RMB 24,450,000,000 which is 16.90% of the total revenue from consulting industry. In recent year, medium and small-sized enterprises supported by policies developed rapidly, activating the rapid development of financial consulting industry. From 2007 to 2014, the industrial operating revenue increased from RMB 6,730,000,000 to RMB 24,450,000,000, with an average growth rate of 21.38%. In 2014, the revenue from financial consulting industry was RMB 24,450,000,000, including that of medium and small-sized enterprises of RMB 9,238,000,000 which takes up about 37.78%; in 2014, medium and small-sized enterprises' financial consulting revenue increased from the last year by 12.81%. in future two years, as the country promotes the preferential policies in medium and small-sized enterprises' taxation, qualification approval, financing, financial support, etc., medium and small-sized enterprises would grow more rapidly, so as to drive the expansion of their market demand for financial consulting. It was expected that the market scale would reach RMB 15,410,000,000 in 2016.

1/4/2017 中国金融资讯行业协会-关于中小企业财务咨询行业的分析报告

中国金融资讯行业协会

关于中小企业财务咨询行业的分析报告

来源：中证网　发布时间：2016-07-13 15:18:54

按照证监会《上市公司行业分类指引（2012年修订）》，公司所属行业为"L72商务服务业"；根据《国民经济行业分类（GB/T 4754-2011）》，公司所属行业为"L72商业服务"之"L723咨询与调查"之"L7239其他专业咨询"；根据《挂牌公司管理型行业分类指引》（股转系统公告〔2015〕23号），公司所处的行业为"L72商务服务业"之"L723咨询与调查"之"L7239其他专业咨询"。

（二）行业概述

财务咨询业务是指专业财务咨询公司根据客户的自身需求，站在客户的角度，利用公司的产品和服务及其他社会资源，为客户的日常经营管理、财务管理和对外资本运作等经济活动进行财务策划和方案设计等。根据双方约定的财务咨询服务范围和服务方式，担任企业的财务咨询并为企业直接提供日常咨询服务和专项顾问服务的有偿服务。目前，我国的财务咨询机构主要有两类，一类是从事非上市公司企业财务咨询、常年财务咨询等业务的咨询服务机构，无需取得证监会批准的财务咨询资格即可开展相关业务；另一类是从事上市公司并购重组财务顾问业务活动的服务机构，需要根据《上市公司并购重组财务顾问业务管理办法》的规定取得中国证券业监督委员会批准的财务顾问资格。

财务咨询行业是随着管理咨询行业和证券业的发展逐渐分离出来的细分子行业。我国财务咨询行业出现了明显的细分市场，一类竞争主体是以四大会计师事务所和投资银行为代表的大型财务咨询服务机构，这一类机构服务标准化程度高，客户需求稳定，品牌知名度高，这一细分市场已经进入成熟期。我国财务咨询市场另一类竞争主体主要为广大中小企业提供服务，这一类机构众多，市场集中度不高，发展良莠不齐，整体处于微利的状态，主要是小型会计师事务所、咨询公司、专业财务咨询公司等。此类主体的主要业务以代理记账、工商注册、代理报税等为主。随着国家对中小企业的扶持和利好政策的出台，财务咨询市场需求不断扩大，中小企业财务咨询服务行业已经进入一个快速发展期。

根据中国科技咨询协会及国家统计局数据显示，2007年-2014年以来，中国咨询行业保持高速稳定的增长势头，年均增长11.23%。到2014年，我国咨询行业的总体营业收入达到1,438.4亿元，其中财务咨询收入244.50亿元，占咨询行业总收入的16.90%。近年来，政策扶持下的中小微型企业发展活跃，刺激和促进了财务咨询行业的快速发展，2007年-2014年行业营业收入规模从67.30亿元增长到244.50亿元，平均增速21.38%。2014年财务咨询行业收入244.50亿元，其中，中小微企业财务咨询收入92.38亿元，约占37.78%；2014年中小微企业财务咨询收入较上年增长12.81%。未来两年，随着国家对中小微企业税收、资质审批、融资和财政支持等优惠政策的推动，将更加有利于中小微企业的快速增长，从而带动中小微企业财务咨询市场需求的增加，预计2016年将达到154.10亿元的市场规模。

（三）国外咨询行业的发展

咨询业起源于英国，以1818年英国建筑学家约翰·斯梅顿成立的"英国土木工程师协会"为代表，至今已有百余年历史。现在西方发达国家的咨询业已形成各自的特色，各有各的强势领域，比如美国在企业管理方面，英国在工程咨询方面，德国在国际组织方面，日本在产业情报方面都有明显的优势。目前已经有多家世界著名的咨询机构，如美国兰德公司、斯坦福国际咨询研究所，英国伦敦国际战略研究所，德国系统技术研究所和系统工程公司，日本野村综合研究所、三菱综合研究所等。美国咨询机构数量高居世界首位，是咨询业最发达的国家，咨询业务占全球60%以上。

美国咨询业起源于19世纪中期。随着技术革命的发展，产生了许多新产业，这些新产业急需得到咨询。于是，咨询工程公司便大量涌现，到20世纪中期，已有将近10000家咨询公司。

从整个20世纪来看，40年代以前咨询业发展缓慢，第二次世界大战后才快速发展起来。

20世纪70年代下半期，美国的管理咨询公司就能提供115种咨询业务，包括生产管理咨询、人事咨询、市场营销咨询、财务咨询、行政管理咨询等11大类。咨询业产值的年均增长率为25%～30%。

80年代受西方经济衰退的影响，咨询业的发展速度有所下降。

进入90年代以后，咨询业又呈现出良好的发展势头。1992年美国咨询业产值达2030亿美元，占全球咨询业总产值的27%，上升势头强劲，现已占全球咨询市场份额的60%～70%。

进入21世纪，美国咨询行业继续稳步增长，美国咨询协会数据显示，2006年美国咨询业产值占当年GDP的比例为4%左右，约5360亿美元。

目前美国咨询业相当发达，咨询服务几乎涉及社会生活的各个方面，而且市场运作规范、专业化程度高、收费合理，已形成相对稳定的咨询行业与服务体系。美国现有咨询公司1万余家，"智囊团"综合机构500余家，咨询服务中心和服务站数以万计，其中80%为营利性机构。咨询公司一般分为有限责任公司、合伙公司和独资公司。目前美国的咨询活动涉及科技、经济、教育、外交、军事、医疗卫生、体育等社会生活的几乎各个领域。美国有2/3的大型公司和更多的小微企业利用咨询服务，咨询机构提供的意见和方案实施率高达70%。美国咨询业有一批实力雄厚的大型公司，机构庞大、人才集中、经费充足，能担负起全局性、战略性、综合性的研究课题，具有很强的国际竞争力，效益非常好。如斯坦福国际咨询研究所有专职人员3000多名，约2000人在工程、管理、社会科学等100个学科方面各有专长，每年完成国内咨询1200多件，每年接受的国际咨询约2000余件，与世界上65个国家的300多家公司保持联系，每年收入达数亿美元。

（四）我国咨询行业的发展

http://www.dyzxw.com/news/5316 1/9

1/4/2017 中国金融资讯行业协会-关于中小企业财务咨询行业的分析报告

上世纪80年代管理咨询行业进入中国，国内的管理咨询行业得到了迅速的发展，财务咨询业务作为管理咨询行业的重要组成部分，业务发展可以分为以下四个阶段：第一阶段是2000年以前的起步期，1992年新华信咨询成立，成为中国第一家管理咨询公司，这个阶段咨询公司以大型外资咨询公司为主，主要提供战略咨询、人力资源咨询、营销咨询等服务，服务对象是国内大型央企、国企、上市公司等行业；第二阶段是2000年至2006年的发展期，国内市场需求的不断扩大，内资管理咨询公司进入全面爆发期，非会计师事务所形式的独立财务咨询公司得到发展，财务咨询约占整个咨询市场7%；第三个阶段是2006年以后，随着证券市场的迅速发展和《上市公司并购重组财务顾问业务管理办法》的出台，从事与上市公司有关的并购重组等财务顾问需经证监会批准，从事证券财务咨询业务的机构主要为证券公司、经证监会批准的证券投资咨询公司、大型会计师事务所等，该阶段内资咨询与外资咨询公司齐头并进，主要的财务咨询业务来自于大型央企、国企、上市公司、拟上市企业等；第四阶段是2010年以后中小企业发展迅猛，伴随着中小企业的发展，经营管理落后、财务管理薄弱、融资困难等问题随之而来，从而催生了一批专门为中小企业提供财务咨询服务的咨询机构、会计师事务所、财务咨询公司等。

中小企业财务咨询行业，是伴随着经济崛起和中小企业快速发展带来的财务管理需求，从传统财务咨询行业分立出的细分子行业。目前，我国财务咨询行业出现了明显的细分市场，一类竞争主体是以四大会计师事务所、投资银行和知名咨询公司为代表的大型财务咨询服务机构，这一类机构服务标准化程度高，客户需求稳定，品牌知名度高，这一细分市场已经进入成熟期；另一类竞争主体主要为广大中小企业提供服务，这一类机构众多，市场集中度不高，发展良莠不齐，整体处于微利的状态，主要是小型会计师事务所、咨询公司、专业财务咨询公司等。经过几年的快速发展，中小企业财务咨询服务行业已经进入一个快速发展期。

当前，国内为中小企业提供财务咨询、财务咨询服务的机构主要有专业咨询公司、小型会计师事务所、小型证券公司等，所提供的主要服务不尽相同，具体如下：

机构类别	主要服务项目	服务特点	优/劣势
咨询公司	战略咨询、管理咨询、人力资源咨询、信息咨询、财务咨询等	目前国内咨询公司主要提供管理咨询和人力资源部咨询；提供的财务咨询主要体现在财务内控制度和流程设计。	有丰富的咨询客户基础；专门提供财务咨询的咨询公司较少；提供咨询服务后，对企业执行情况指导、监督度较低。
小型会计师事务所	审计、代理记账、内控制度设计、财税政策咨询等	以提供审计、代理记账等业务为主。	专业的会计咨询能力，投融资及综合服务能力较弱。
证券公司	财务顾问业务（需经证监会备案后方可经营）	主要服务于上市公司或拟上市公司相关的财务顾问业务。近几年部分中小证券公司开始开展中小企业的财务顾问服务业务，主要为中小企业私募债发行。	目前仍主要服务于大中型企业。尚未涉及微型企业和个体工商户的业务。

http://www.dvpzw.com/news/5316 2/8

全国小型微型企业发展情况报告（摘要）

国家工商总局门户网站：www.saic.gov.cn　2014年03月31日　来源：中国工商报

Report on Development of National Small and Micro Businesses (Abstract)

Portal of State Administration for Industry & Commerce (SAIC): www.saic.gov.cn　March 31,2014　Source: China Industry & Commerce News

口国家工商总局全国小型微型企业发展报告课题组

Research Group for SAIC Report on Development of National Small and Micro Businesses

中华人民共和国国家工商行政管理总局

一、小型微型企业占市场主体的绝对多数，是经济持续稳定增长的基础

根据2011年6月18日，工业和信息化部、国家统计局、国家发展和改革委员会、财政部联合印发的《中小企业划型标准规定》，我们对2012年3月至6月实际参加年检的约1200万户企业营业收入、资产总额和从业人员三项指标进行了数据采集，共采集分析数据2100万条。分析显示，截至2013年年底，全国各类企业总数为1527.84万户，其中，小型微型企业1169.87万户，占到企业总数的76.57%。将4436.29万户个体工商户纳入统计后，小型微型企业所占比重达到94.15%。

I. Small and micro businesses are in the majority of market subject, laying a foundation for the sustained and stable growth in economy

According to the *Medium and Small-Sized Enterprises (MSEs) Sizing Standards* jointly printed by the Ministry of Industry and Information Technology (MIIT), National Bureau of Statistics (NBS), National Development and Reform Commission (NDRC), and Ministry of Finance (MOF) on June 18, 2011, we acquire and analyze 21,000,000 data about three indexes—operating revenue, total assets, and employees—of approximate 12,000,000 enterprises that actually participated in annual survey in March–June 2012. The analysis indicates there were a total of 15,278,400 enterprises throughout the country by the end of 2013, including 11,698,700 small and micro businesses which take up 76.57%. After 44,362,900 individual businesses are included in the statistics, the small and micro businesses' proportion was 94.15%.

1/4/2017 中华人民共和国国家工商行政管理总局

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全国小型微型企业发展情况报告（摘要）

国家工商总局门户网站：www.saic.gov.cn 2014年03月31日 来源：中国工商报

全国小型微型企业发展情况报告（摘要）

□国家工商总局全国小型微型企业发展报告课题组

通常来讲，小型微型企业是除大中型企业以外的各类小型、微型企业的统称，在我国，个体工商户视作小型微型企业。小型微型企业数量庞大，已成为国民经济的重要支柱，是经济持续稳定增长的坚实基础。但自2008年世界金融危机以来，很多小型微型企业难以摆脱困境，扶持其走出困境健康发展，有利于增强整个经济社会活力。据统计，我国中小企业创造的最终产品和服务价值相当于国内生产总值（GDP）总量的 60%，纳税占国家税收总额的50%，完成了 65%的发明专利和 80%以上的新产品开发。小型微型企业在促进就业方面有着突出的贡献，是新增就业岗位的主要吸纳器。支持小型微型企业发展就意味着创造社会就业岗位，意味着使小型微型企业在解决民生问题、推进经济增长方面发挥更大的作用。

由于缺乏统一完善的统计体系，目前，我国小型微型企业的数量、结构等情况没有相对准确的数据，这在一定程度上影响了政府优惠政策的落实。为了摸清全国小型微型企业的数量情况，根据《国务院关于进一步支持小型微型企业健康发展的意见》和《国务院办公厅关于印发进一步支持小型微型企业健康发展重点工作部门分工方案的通知》要求，自2012年11月起，我们组织力量开展了《全国小型微型企业发展报告》的课题研究工作。对照《中小企业划型标准规定》，通过对2012年参加全国年检企业的数据测算，初步摸清了全国小型微型企业的总体数量和占各类企业、市场主体的比重。需要说明的是，由于小型微型企业统计涉及不同行业企业的资产总额、营业收入、从业人员等诸多复杂因素，本次研究只是一次初步尝试，只能说大体上反映了小型微型企业的总量情况。目的是希望以此增进社会各界从各自领域和宏观、微观等诸多层面加强对小型微型企业发展问题的关注，为支持、鼓励和引导小型微型企业发展提出更多更好的对策建议，提供更高水平的服务。

http://www.saic.gov.cn/zwgk/tjzl/zxtjzl/xxzx/201403/t20140331_143497.html 1/8

1/4/2017 中华人民共和国国家工商行政管理总局

一、小型微型企业占市场主体的绝对多数，是经济持续稳定增长的基础

根据2011年6月18日，工业和信息化部、国家统计局、国家发展和改革委员会、财政部联合印发的《中小企业划型标准规定》，我们对2012年3月至6月实际参加年检的约1200万户企业营业收入、资产总额和从业人员三项指标进行了数据采集，共采集分析数据2100万条。分析显示，截至2013年年底，全国各类企业总数为1527.84万户。其中，小型微型企业1169.87万户，占到企业总数的76.57%。将4436.29万户个体工商户纳入统计后，小型微型企业所占比重达到94.15%。

二、小型微型企业成为社会就业的主要承担者

我国有劳动力人数近8亿，就业人数已达 7.67 亿。全国的小型微型企业，仅企业主自身一项就解决了几千万人的就业问题，加上企业雇佣员工，已经解决我国1.5亿人口的就业。新增就业和再就业人口的70%以上集中在小型微型企业。小型微型企业成为社会就业的主要承担者，主要表现在三个方面：

一是从资产净值人均占有份额上来看，同样的资金投入，小型微型企业可吸纳就业人员数倍于大中型企业。小型微型企业单位投资的劳动力（就业容量）和单位产值使用劳动力（就业弹性）都明显高于大中型企业。也就是说，相同资本投入，小型微型企业的就业岗位单位产出最高。同样的资金投入，小型微型企业可吸纳就业人员平均比大中型企业多4倍至5倍。

二是从绝对份额来看，小型微型企业是解决我国城镇就业和农村富余劳动力向非农领域转移就业问题的主渠道。相对大中型企业，微型企业创业及就业门槛较低，创办微型企业所使用的资源少，对环境的适用性更强，新微型企业创办速度更快，从而使得数目众多的微型企业在总量上提供社会的就业机会更多些。按照新标准和第二次全国经济普查数据，加上有证照的个体工商户，微型企业从业人员占第二次全国经济普查全部法人企业从业人员的38.7%。目前中国70%的城镇居民和80%以上的农民工都在小型微型企业就业。

三是从容纳就业人数的空间上来看，大型企业扩大就业的能力与资本的增长呈反比例的变化。随着大企业技术构成和管理水平的不断提高，加上企业的优化重组，大中型企业特别是大型企业能够提供的新的就业岗位将越来越有限，劳动密集型的特征正在迅速淡化，集中在轻工业和服务业的小型微型企业，成为新成长劳动力就业和失业人员再就业主要承担者。

三、小型微型企业的显著特点

（一）投资主体和所有制结构多元，私营小型微型企业是小型微型企业的主体。小型微型企业涵盖城乡各类企业所有制形式，但国有集体、外资、私营企业中，小型微型企业比例各不相同，反映了我国国有集体、外资、私营三种不同所有制性质的企业类型的规模、资产及营业情况。外资企业中小型微型企业的比重最低，外资企业规模相对较大，仅53.94 %的企业符合小型微型企业标准。国有集体企业主要存在于关系国家经济命脉的主导行业，投资规模较大，小型微型企业占61.39 %。私营企业中小型微型企业的比重最高，80.72 %的私营企业均为小型微型企业，构成了我国小型微型企业的主体。国家工商总局数据显示，截至2013

http://www.saic.gov.cn/zwgk/tjzl/zxtjzl/xxzx/201403/t20140331_143497.html 2/8

中国货币政策执行报告

二〇一四年第四季度

Report on Implementation of Chinese Monetary Policies
The 4th quarter of 2014

中国人民银行货币政策分析小组

2015 年 2 月 10 日

Monetary Policy Analysis Group of People's Bank of China
February 10, 2015

亿元，同比多增 2.5 万亿元。

三、金融机构人民币贷款年度增量创历史新高

2014 年末，金融机构本外币贷款余额为 86.8 万亿元，同比增长 13.3%，比年初增加 10.2 万亿元，同比多增 8223 亿元。人民币贷款增长较快。年末余额为 81.7 万亿元，同比增长 13.6%，增速连续两个月回升，比 10 月末高 0.4 个百分点，比上年末低 0.5 个百分点、全年新增人民币贷款 9.78 万亿元，同比多增 8900 亿元，增量创历史新高。

III. The annual increment in financial institution's RMB loan hits a new high

By the end of 2014, the balance of financial institution's local and foreign currency loans was RMB 86,800,000,000,000, with a year-on-year growth of 13.3%, and increases from the beginning of the year by RMB 10,200,000,000,000, with a year-on-year growth of RMB 822,300,000,000. The year-end balance was RMB 81,700,000,000,000, with a year-on-year growth of 13.6%, and its growth rate rebounds for two consecutive months, 0.4% higher than the end of October and 0.5% percents lower than the end of last year. The newly-increased RMB loan was RMB 9,780,000,000,000 in whole year, with a year-on-year growth of RMB 89,000,000,000, and its increment hit a new high.

中国货币政策执行报告

二〇一四年第四季度

中国人民银行货币政策分析小组

2015 年 2 月 10 日

元，同比少增 1.4 万亿元。非金融企业存款余额为 37.8 万亿元，同比增长 4.6%,增速比上年末低 5.8 个百分点,比年初增加 2.0 万亿元,同比少增 1.5 万亿元。财政存款余额为 3.6 万亿元,比年初增加 5531 亿元,同比少增 235 亿元。非存款类金融机构存款余额为 9.4 万亿元,同比增长 59.4%，增速比上年末高 27 个百分点，比年初增加 3.5 万亿元，同比多增 2.5 万亿元。

三、金融机构人民币贷款年度增量创历史新高

2014 年末，金融机构本外币贷款余额为 86.8 万亿元，同比增长 13.3%，比年初增加 10.2 万亿元，同比多增 8223 亿元。人民币贷款增长较快。年末余额为 81.7 万亿元，同比增长 13.6%，增速连续两个月回升，比 10 月末高 0.4 个百分点，比上年末低 0.5 个百分点。全年新增人民币贷款 9.78 万亿元，同比多增 8900 亿元，增量创历史新高。

从人民币贷款结构看，住户贷款增速高位回落，非金融企业及其他部门贷款增速回升；新增中长期贷款占比上升。年末，住户贷款余额为 23.1 万亿元，同比增长 16.6%，增速比上年末低 6.5 个百分点，比年初增加 3.3 万亿元，同比少增 4218 亿元。其中，个人住房贷款比年初增加 1.6 万亿元，同比多增 368 亿元。非金融企业及其他部门贷款余额为 58.3 万亿元，同比增长 12.5%，增速比上年末高 1.4 个百分点，比年初增加 6.5 万亿元，同比多增 1.3 万亿元。从期限看，中长期贷款比年初增加 6.1 万亿元，同比多增 1.5 万亿元，在新增贷款中占比达 62.0%，比上年高 10.4 个百分点。包含票据融资在内的

3

发布时间：2016-01-16　文章来源：宣传部　文章类型：转载

促进金融资源向普惠金融倾斜　打造多层次供给体系

银监会党委副书记、副主席周慕冰就

《推进普惠金融发展规划（2016-2020年）》答记者问

2016年01月16日　本报记者 韩雪萌　来源：金融时报

Publishing time: January 16, 2016　Source: Propaganda Department　Article type: reprinted

Promoting the Financial Resources Tilting to Inclusive Finance and Building a Multi-Level Supply System

CBRC deputy party secretary also vice chairman Zhou Mubing replies to the reporter's question about *Plan to Promote Inclusive Finance Development (2016–2020)*

January 16, 2016　By Han Xuemeng　Source: Financial Times

截至2015年末，全国银行业金融机构小微企业贷款余额23.46万亿元，占各项贷款余额的23.90%。小微企业贷款同比增速比各项贷款平均增速高0.4个百分点；小微企业贷款余额户数1322.6万户，较上年同期多178.0万户；小微企业申贷获得率92.8%，较上年同期高2.1个百分点，实现了"三个不低于"目标。

截至2015年11月末，全国银行业金融机构涉农贷款余额26.04万亿元，比年初增加2.57万亿元，同比增长11.9%。全国共培育发展新型农村合作金融试点40个。截至2014年末，全国乡镇数量3.3万个，其中金融机构空白乡镇1532个，银行网点乡镇覆盖率达95%；全国行政村数量58.5万个，金融服务未覆盖行政村数量5.2万个，农村基础金融服务点覆盖率达92%。2015年农村基础金融服务覆盖统计情况正在进行，覆盖情况预计比2014年会进一步提升。

By the end of 2015, for small and micro businesses among financial institutions in national banking industry, the loan balance was RMB 23,460,000,000,000, taking up 23.90% of various loan balances. The year-on-year growth rate of their loan was 0.4 % higher than the average growth rate of various loans; a total of 13,226,000 enterprises had loan balances, increasing by 1,780,000 on a year-on-year basis; the success rate of their loan application was 92.8%, showing a year-on-year increase of 2.1 %. Thus, the goal "three not-lower-thans" was realized.

By the end of November 2015, in national banking industry, financial institution's balance of agriculture related loan was RMB 26,040,000,000,000, increasing by RMB 2,570,000,000,000 from the beginning of the year, and showed a year-on-year growth of 11.9%. China developed 40 financial pilots for new-type village cooperation. By the end of 2014, there were 330,000 towns in China, including 1,532 ones without any financial institution plus 95% towns containing banking outlets; there were 585,000 administrative villages in the world, including 520,000 ones containing no financial services plus 92% villages with basic financial outlets. A statistic is being done about the conditions of basic financial outlets in village in 2015, and this coverage is expected to be improved, as is compared with 2014.

1/4/2017 促进金融资源向普惠金融倾斜 打造多层次供给体系（来源：金融时报）

发布时间：2016-01-16　文章来源：宣传部　文章类型：转载

促进金融资源向普惠金融倾斜 打造多层次供给体系

银监会党委副书记、副主席周慕冰就

《推进普惠金融发展规划（2016-2020年）》答记者问

2016年01月16日　本报记者 韩雪萌　来源：金融时报

国务院日前印发《推进普惠金融发展规划（2016-2020年）》（以下简称《规划》），中国银监会党委副书记、副主席周慕冰日前就此回答了记者提问。

记者：《规划》的制定背景是什么？

周慕冰：党中央和国务院高度重视普惠金融发展。2013年，党的十八届三中全会明确提出"发展普惠金融"，2015年《政府工作报告》中提出"大力发展普惠金融，让所有市场主体都能分享金融服务的雨露甘霖"。

国际上普遍重视普惠金融规划设计。2005年，联合国提出"普惠金融（Inclusive Finance）"概念，各国积极开展普惠金融服务实践。2008年以来，普惠金融联盟（AFI）、全球普惠金融合作伙伴组织（GPFI）等国际组织相继成立并出台了推进全球普惠金融发展的战略框架和行动规划。二十国集团（G20）将"构建金融'一揽子'框架"作为九项行动准则之一,强调要参考国际标准和国内相关领域立法，制定发布普惠金融发展规划。

制定《规划》是金融更好服务于我国全面建成小康社会的前提。当前，我国已进入全面建成小康社会的关键时期和深化改革、加快转变经济发展方式的攻坚阶段，积极稳妥推进普惠金融发展在促进金融业可持续均衡发展、经济发展方式转型升级、增进社会公平和社会和谐等方面都具有重要的现实意义和深远的历史意义。

近年来，我国普惠金融发展呈现出服务主体较为多元、服务覆盖面较广、移动互联网支付使用率较高的特点，人均持有银行账户数量、银行网点密度等基础金融服务水平已达到国际中上游水平。截至2014年末，全国银行业金融机构网点数量21.6万个，ATM等自助设备总量124.7万个，POS机等数量1593.5万个；全国银行网点乡镇覆盖率达96%，农村基础金融服务点覆盖率达92%，保险服务乡镇覆盖率达93%；全国人

http://www.cbrc.gov.cn/chinese/home/docView/8166DA6D734D45B9913E3475645447D4.html 1/7

1/4/2017 促进金融资源向普惠金融倾斜 打造多层次供给体系（来源：金融时报）

周慕冰：发展普惠金融的重点和难点在于解决重点领域、薄弱环节和特殊群体的金融服务问题。特别是要促进金融资源向“三农”、小微企业、贫困地区、特殊人群等重点领域倾斜。

近年来，银监会引导银行业立足改善民生，持续提升金融服务的普惠性。一是有效改善小微企业金融服务。坚持正向激励的监管导向，创新差异化监管政策，激发银行业服务小微企业的内生动力，提升小微企业贷款覆盖率和申贷获得率，着力解决“融资难”问题；通过加强存贷款定价管理、清理收费项目、缩短融资链条、提高贷款审批和发放效率等措施，降低融资成本，着力解决“融资贵”问题。二是重点引导银行业强化支农服务政治责任，适应农村实际、农业特点、农民需求，稳步推进农村金融体制改革，增加涉农信贷投放，培育发展新型农村合作金融，持续推进乡镇基础金融服务全覆盖，并向村一级有效延伸，提升金融服务“三农”能力。三是贯彻落实中央扶贫开发工作会议精神，起草《关于银行业金融机构积极投入脱贫攻坚战的指导意见》，指导各级监管部门和银行业金融机构充分发挥金融服务对促进贫困地区人民群众脱贫致富、区域经济社会可持续发展的促进作用。引导银行业金融机构坚持“精准”原则，突出对贫困地区、贫困人口和特殊群体的特惠政策安排。

截至2015年末，全国银行业金融机构小微企业贷款余额23.46万亿元，占各项贷款余额的23.90%。小微企业贷款同比增速比各项贷款平均增速高0.4个百分点；小微企业贷款余额户数1322.6万户，较上年同期多178.0万户；小微企业申贷获得率92.8%，较上年同期高2.1个百分点，实现了“三个不低于”目标。

截至2015年11月末，全国银行业金融机构涉农贷款余额26.04万亿元，比年初增加2.57万亿元，同比增长11.9%。全国共培育发展新型农村合作金融试点40个。截至2014年末，全国乡镇数量3.3万个，其中金融机构空白乡镇1532个，银行网点乡镇覆盖率达95%；全国行政村数量58.5万个，金融服务未覆盖行政村数量5.2万个，农村基础金融服务点覆盖率达92%。2015年农村基础金融服务覆盖统计情况正在进行，覆盖情况预计比2014年会进一步提升。

下一步,银监会将会同有关部门一是加快建立普惠金融统计和分析监测体系，探索普惠金融考核评估体系，促进小微企业、“三农”、贫困人口、特殊群体等薄弱领域的金融服务有效改善。

二是继续协调完善小微企业各项扶持政策，细化和改进差异化的监管政策框架，把握好防风险和促发展的辩证关系，引导银行业金融机构单列信贷计划、拓宽服务渠道、优化网点布局、丰富服务手段、支持创业创新，促使金融资源优先和集中投向最需要融资支持的小微企业。

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1/4/2017 促进金融资源向普惠金融倾斜 打造多层次供给体系（来源：金融时报）

三是加快开展偏远农村地区基础金融服务全覆盖工作，明确机构定位，落实责任分工，探索发展新型农村合作金融，丰富农村金融服务主体，强化农村金融差异化监管，加大对涉农重点领域的金融支持，充分发挥金融服务对促进贫困地区人民群众脱贫致富、区域经济社会可持续发展的促进作用。

记者：针对普惠金融部分重点领域和难点任务，《规划》将来会重点推进哪些专项工程？

周慕冰：普惠金融涉及诸多领域的改革创新，《规划》明确，对难点创新要坚持先试点，试点成熟后再推广。重点推进的专项工程包括：

推动金融知识扫盲工程。以小学到大学的学生，以及潜在使用金融服务的低中收入人群、老年人为目标人群，开展金融知识普及教育。同时，开展对金融消费者的面对面金融咨询服务，以提升金融服务的深度。

推动移动金融工程。推广基于安全芯片的手机银行、手机信贷等移动金融应用及网上银行，提升移动金融交易量，推动移动金融在电子商务、公共服务等领域的广泛应用，解决物理网点铺设困难地区的金融服务覆盖问题。

就业创业金融服务工程。引导金融机构、鼓励股权众筹创新支持创业农民、创业大中专学生、残疾劳动者等初始创业者，支持小微企业技术创新，不断增加就业岗位。

推动扶贫信贷工程。针对贫困人口创新发展扶贫小额信贷，针对残疾人创新发展康复扶贫信贷，提供免抵押、免担保、财政贴息的信用贷款，建立风险补充机制和激励机制，促进扶贫小额信贷在贫困地区健康可持续发展。

此外，《规划》还将推进助学贷款等系列专项工程。

记者：发展普惠金融目前最急需哪些金融基础设施配套？

周慕冰：金融基础设施是提高金融机构运行效率和服务质量的重要支柱和平台。

一是推进农村支付环境建设。支持农村金融服务机构和网点接入人民银行支付系统或其他专业化支付清算系统，鼓励商业银行代理农村地区金融服务机构支付结算业务。

二是建立健全普惠金融信用信息体系。加快建立多层级的小微企业和农民信用档案平台，积极培育从事小微企业和农民征信业务的征信机构。

三是建立普惠金融统计体系。建立跨部门工作组，开展普惠金融专项调查和统计。

记者：当前，我国普惠金融发展面临哪些挑战？

周慕冰：虽然我国普惠金融取得了积极进展，金融服务的覆盖面、可得性和便利度均有所改善，但是我国普惠金融发展仍面临诸多问题与挑战：一是普惠金融服务不

http://www.cbrc.gov.cn/chinese/home/docView/8166DA6D734D45B9913E3475645447D4.html 6/7

1/4/2017 促进金融资源向普惠金融倾斜 打造多层次供给体系（来源：金融时报）

均衡，金融资源向经济发达地区、城市地区集中的特征明显；二是普惠金融体系不健全，金融法律法规体系仍不完善，直接融资市场发展相对滞后，政策性金融机构功能未完全发挥，金融基础设施建设有待加强；三是普惠金融的商业可持续性不显著。

记者：当前有哪些政策可以将新增或盘活的信贷资源配置到“三农”和小微领域？

周慕冰：目前，银监会已经出台了一些政策，将新增或盘活的信贷资源配置到小微、“三农”领域。一是明确信贷增长目标。2008年银监会提出小微企业贷款增量和增速的“两个不低于”目标，2015年将工作目标调整为“三个不低于”，更加全面地考察小微企业贷款增长情况；2009年开始，银监会对涉农信贷投放“两个不低于”的目标，到2013年末连续五年实现目标，2014年，实现涉农贷款增速不低于各项贷款增速的工作目标，涉农贷款投放继续保持良好的增长态势。二是拓宽信贷资金来源。支持商业银行发放小微企业、“三农”专项金融债,同时，常态化推进银行信贷资产证券化，优化信贷结构，盘活贷款存量，将腾挪出的资金主要用于支持小微企业。

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中国对外投资合作发展报告

REPORT ON DEVELOPMENT OF CHINA'S OUTWARD INVESTMENT AND ECONOMIC COOPERATION

2015

Report on Development of China's Outward Investment and Economic Cooperation 2015

中华人民共和国商务部
MINISTRY OF COMMERCE OF THE PEOPLE'S REPUBLIC OF CHINA

Ministry of Commerce of the People's Republic of China

序

2014 年，我国积极推进“一带一路”建设、国际产能和装备制造合作，“走出去”步伐加快，对外投资合作呈现持续快速发展势头。当年我对外直接投资达到 1231 亿美元，首次接近利用外资水平，流量连续 3 年居世界第 3 位，存量达 8826 亿美元，跃居世界第 8 位。境外投资企业总数近 3 万家，遍及全球 80%的国家和地区，向东道国缴税总额 192 亿美元，创造 186 万个就业岗位。我国企业还建立了 75 个境外经贸合作区，初步形成了产业聚集，发挥了示范和带动效应。此外，我国对外承包工程累计签订合同额 13616 亿美元，完成营业额 9352 亿美元，累计派出各类劳务人员 748 万人次。“走出去”已成为我国与世界合作共赢、共同发展的重要方式。

Preface

In 2014, China actively boosted the construction of "One Belt One Road", international capacity, and equipment manufacture cooperation, and sped up the pace of "going out". Its outward investment and economic operation showed a sustained and quick development trend. At that year, the outward direct investment reached up to USD 123,100,000,000, which is the first time it is approximate to the foreign capital level. The flow rate was ranked to be the worldwide third position for 3 consecutive years, and the stock reached USD 882,600,000,000, ranking the eighth in the world. There were near 30,000 overseas investment enterprises, spreading in 80% countries and regions in the world. These enterprises paid taxes of USD 19,200,000,000 in total to host countries and set up 1,860,000 posts. Chinese enterprises also built 75 overseas economic and trade cooperation zones to form a preliminary industrial agglomeration, which plays a demonstration and driving effect. Moreover, our accumulative amount of contracts signed in outward contract engineering was USD 1,361,600,000,000; the accomplished turnover was USD 935,200,000,000; a total of 7,480,000 person-times employees were sent. "going out" has become an important way for China to cooperate with the world for win-win and mutual development.

中国对外投资合作发展报告

REPORT ON DEVELOPMENT OF CHINA'S OUTWARD INVESTMENT AND ECONOMIC COOPERATION

2015

中华人民共和国商务部

MINISTRY OF COMMERCE OF THE PEOPLE'S REPUBLIC OF CHINA

序

2014 年，我国积极推进“一带一路”建设、国际产能和装备制造合作，“走出去”步伐加快，对外投资合作呈现持续快速发展势头。当年我对外直接投资达到 1231 亿美元，首次接近利用外资水平，流量连续 3 年居世界第 3 位，存量达 8826 亿美元，跃居世界第 8 位。境外投资企业总数近 3 万家，遍及全球 80%的国家和地区，向东道国缴税总额 192 亿美元，创造 186 万个就业岗位。我国企业还建立了 75 个境外经贸合作区，初步形成了产业聚集，发挥了示范和带动效应。此外，我国对外承包工程累计签订合同额 13616 亿美元，完成营业额 9352 亿美元，累计派出各类劳务人员 748 万人次。“走出去”已成为我国与世界合作共赢、共同发展的重要方式。

我国“走出去”虽然高速增长，但仍处于初始发展与转型升级阶段交汇重叠的发展时期，与发达国家相比还存在较大差距。对外投资合作面临的外部环境和内部条件也在发生新变化。一方面，世界经济仍将处于低速增长和调整分化中，美国进入加息周期增加了世界经济增长前景的不确定性，发达国家经济复苏曲折艰难，新兴经济体经济增长动能不足，但各国对我国借重和合作意愿不减。另一方面，虽然我国经济增长趋势性周期性放缓，增长动力转换衔接存在阻滞，但经济韧性好、潜力足、回旋余地大，发展长期向好的基本面没有变。“一带一路”建设、国际产能和装备制造合作，为“走出去”创造了新的宏观架构；企业国际竞争力和“走出去”的内生动力持续增强。我们需要明确目标和方

I

2006 年度中国
对外直接投资统计公报

2006 Statistical Bulletin of
China's Outward Foreign Direct Investment

2006 Statistical Bulletin of China's Outward Foreign Direct Investment

一、中国对外直接投资概况

1、2006 年，中国对外直接投资净额(以下简称流量)211.6 亿美元。其中：新增股本投资 51.7 亿美元，占 24.4%；当期利润再投资 66.5 亿美元，占 31.4%，其他投资 93.4 亿美元，占 44.2%。

I. General Situation of China's Outward Foreign Direct Investment

1. In 2006, the net amount of China's outward foreign direct investment (hereinafter referred to as "flow") was USD 21,160,000,000, including new equity investment of USD 5,170,000,000, taking up 24.4%; current profit reinvestment of USD 6,650,000,000, taking up 31.4%; other investments of USD 9,340,000,000, taking up 44.2%.

2014年度中国对外直接投资统计公报

发布时间：2016/1/12 9:42:15　来源：商务部对外投资和经济合作司

Statistical Bulletin of China's Outward Direct Investment in 2014

Published time: January 12, 2016 9:42:15	Source: Ministry of Commerce of the People's Republic of China, Department of Outward Investment and Economic Cooperation

三是投资遍布全球近八成的国家和地区，投资地域高度集中。截至2014年底，中国1.85万家境内投资者设立对外直接投资企业近3万家，分布在全球186个国家（地区），中国对外直接投资地域分布高度集中，2014年底对外直接投资存量前20位的国家地区存量占总量的近90%，对"一带一路"沿线国家的直接投资流量为136.6亿美元，占中国对外直接投资流量的11.1%。

The third is that the investment spreads all over almost 80% countries and regions in the world, with a high investment density. By the end of 2014, China's 18,500 domestic investors had set up almost 30,000 outward direct investment enterprises, distributing in 186 countries (or regions) in the world. China's outward direct investment showed a high concentrated distribution. At the end of 2014, the total stock of top 20 countries and regions ranking in the stock of outward direct investment took up approximate 90% of the total investment. The direct investment flow to countries along the "one belt one road" was USD 13,660,000,000, taking up 11.1% of China's outward direct investment flow.

2006年度中国
对外直接投资统计公报

2006 Statistical Bulletin of China's Outward Foreign Direct Investment

中华人民共和国商务部
Ministry of Commerce of People's Republic of China
中华人民共和国国家统计局
National Bureau of Statistics of People's Republic of China
国家外汇管理局
State Administration of Foreign Exchange

2 2006年度中国对外直接投资统计公报

一、中国对外直接投资概况

1、2006年，中国对外直接投资净额(以下简称流量)211.6亿美元。其中：新增股本投资51.7亿美元，占24.4%；当期利润再投资66.5亿美元，占31.4%；其他投资93.4亿美元，占44.2%。

截至2006年底,中国5000多家境内投资主体设立对外直接投资企业近万家，共分布在全球172个国家(地区),对外直接投资累计净额（以下简称存量）906.3亿美元。其中：股本投资372.4亿美元,占41.1%；利润再投资336.8亿美元,占37.2%；其他投资197.1亿美元，占21.7%。

表1：2006年中国对外直接投资流量、存量分类构成情况

指标 分类	流　量（亿美元）		存　量（亿美元）	
	金额	所占比重（%）	金额	所占比重（%）
合　计	211.6	100.0	906.3	100.0
非金融类对外直接投资	176.3	83.3	750.2	82.8
金融类对外直接投资	35.3	16.7	156.1	17.2

2、2006年金融类对外直接投资流量35.3亿美元,其中银行业25.08亿美元,占71%。

2006年末金融业对外直接投资存量156.1亿美元，其中银行业123.36亿美元,占79%;保险业7.76亿美元,占5%。2006年末中国国有商业银行共在美国、日本、英国等29个国家和地区设有47家分行、31家附属机构和12家代表处,雇佣外方员工逾2万人；2006年末中国共在境外设立保险业金融机构12家。

3、2006年，中国非金融类对外直接投资176.3亿美元,同比增长43.8%,境外企业实现销售收入2746亿美元，境外纳税总额28.2亿美元,2006年末境外企业就业人数达63万人,其中雇用外方人员26.8万人,境内投资主体通过境外企业实现的进出口额925亿美元。

4、根据联合国贸发会议（UNCTAD）发布的2006年世界投资报告，2005年全球外国直接投资（流出）流量为7787亿美元，存量为106719亿美元，以此为基期进行测算，2006年中国对外直接投资分别相当于全球对外直接投资（流出）流量、存量的2.72%和0.85%；2006年中国对外直接投资流量位于全球国家（地区）排名的第13位。

2014年度中国对外直接投资统计公报

发布时间：2016/1/12 9:42:15　来源：商务部对外投资和经济合作司

Statistical Bulletin of China's Outward Direct Investment in 2014

Published time: January 12, 2016 9:42:15　Source: Ministry of Commerce of the People's Republic of China, Department of Outward Investment and Economic Cooperation

三是投资遍布全球近八成的国家和地区，投资地域高度集中。截至2014年底，中国1.85万家境内投资者设立对外直接投资企业近3万家，分布在全球186个国家（地区）。中国对外直接投资地域分布高度集中，2014年底对外直接投资存量前20位的国家地区存量占总量的近90%。对"一带一路"沿线国家的直接投资流量为136.6亿美元，占中国对外直接投资流量的11.1%。

The third is that the investment spreads all over almost 80% countries and regions in the world, with a high investment density. By the end of 2014, China's 18,500 domestic investors had set up almost 30,000 outward direct investment enterprises, distributing in 186 countries (or regions) in the world. China's outward direct investment showed a high concentrated distribution. At the end of 2014, the total stock of top 20 countries and regions ranking in the stock of outward direct investment took up approximate 90% of the total investment. The direct investment flow to countries along the "one belt one road" was USD 13,660,000,000, taking up 11.1% of China's outward direct investment flow.

12/14/2016 2014年度中国对外直接投资统计公报

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2014年度中国对外直接投资统计公报

发布时间：2016/1/12 9:42:15 来源：商务部对外投资和经济合作司

国务院新闻办公室于2015年9月17日举行新闻发布会，由商务部、国家统计局、国家外汇管理局联合发布《2014年度中国对外直接投资统计公报》，正式公布2014年中国对外直接投资的年度数据。《公报》分为中国对外直接投资概况、中国对外直接投资特点、中国对主要经济体的投资、对外直接投资者构成、对外直接投资企业的地区和行业分布、综合统计数据等六个部分。

根据《公报》，2014年中国对外直接投资主要呈现以下特点：

一是对外投资流量快速增长，与吸引外资规模首次接近。2014年，中国对外直接投资继续高速增长，创下1231.2亿美元的历史最高值，同比增长14.2%。自2003年中国发布年度对外直接投资统计数据以来，连续12年实现增长，2014年流量是2002年的45.6倍，2002-2014年的年均增长速度高达37.5%。2014年，中国对外直接投资与中国吸引外资仅差53.8亿美元，双向投资首次接近平衡。

二是对外投资的存量规模不断扩大，首次步入全球前10行列。2014年末，中国对外直接投资存量8826.4亿美元，较上年末增加2221.6亿美元，占全球外国直接投资流出存量的份额由2002年的0.4%提升至3.4%，在全球分国家地区的对外直接投资存量排名中较上年前进3位，位居第8，首次步入全球前10行列。

三是投资遍布全球近八成的国家和地区，投资地域高度集中。截至2014年底，中国1.85万家境内投资者设立对外直接投资企业近3万家，分布在全球186个国家（地区）。中国对外直接投资地域分布高度集中，2014年底对外直接投资存量前20位的国家地区存量占总量的近90%，对"一带一路"沿线国家的直接投资流量为136.6亿美元，占中国对外直接投资流量的11.1%。

四是投资行业分布广泛，门类齐全，第三产业投资流量、存量均超七成。2014年，中国对外直接投资涵盖了国民经济的18个行业大类。按三次产业划分，投资流量占比分别为1.3%、25.3%和73.4%；2014年底三次产业存量占比分别为1%、24%和75%。投资存量规模超过1000亿美元的行业有4个，依次分别为：租赁和商务服务业、金融业、采矿业、批发和零售业。上述4个行业累计投资存量达6867.5亿美元，占我国对外直接投资存量总额的77.8%。

五是并购项目亮点突出，但传统采矿领域交易金额大幅下降。2014年，中国企业共实施对外投资并购项目595起，实际交易总额569亿美元，其中直接投资324.8亿美元，占并购交易总额的57.1%。涉及制造业、农林牧渔业等领域的对外投资并购亮点突出。同时受大宗商品市场

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12/14/2016 2014年度中国对外直接投资统计公报

低迷等因素影响，采矿业并购金额虽仍保持首位，但从上年的342.3亿美元大幅下滑到179.1亿美元，同比下降47.7%。

六是股权和收益再投资占八成，债务工具比重下降明显。2014年，中国对外直接投资流量中，股权和收益再投资共计1001.3亿美元，占到流量总额的81.3%；由于境外融资成本低于境内，企业通过境外融资再进行对外投资的活动日益增多，由境内投资主体直接给境外企业提供的贷款减少，债务工具投资较上年下降了40.7%。

七是地方企业投资占比首次过半，超过中央企业和单位对外直接投资规模。2014年，地方企业非金融类对外直接投资流量达547.26亿美元，同比增长50.3%，占全国非金融类流量的51.1%，首次超过中央企业和单位对外直接投资规模。

八是境外企业对东道国税收和就业贡献明显，对外投资双赢效果显著。2014年境外企业向投资所在国缴纳的各种税金总额达191.5亿美元，雇佣外方员工83.3万人，来自发达国家的雇员13.5万人，较上年末增加3.3万人。

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1/4/2017 A Partial Primer to China's Biggest Shadow: Entrusted Loans - China Real Time Report - WSJ

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http://blogs.wsj.com/chinarealtime/2014/05/02/a-partial-primer-to-chinas-biggest-shadow-entrusted-loans/

CHINA REAL TIME REPORT

A Partial Primer to China's Biggest Shadow: Entrusted Loans

May 2, 2014 9:27 am HKT

售罄

Customers visit a real estate exhibition displaying models of apartments in Anhui province. *REUTERS*

Loans between companies is the fastest-growing category of shadow banking in China, but with next to no data on where such loans are going, their effect on the economy is a black box.

But two academic papers published over the last year on such lending – known as entrusted loans – offer a rare glimpse into how these loans work. The findings? Entrusted loans may have become the single most important factor keeping China's property developers afloat. More broadly, the risk of such lending might be less than the huge issuance figures suggest.

Nonbank or shadow lending has ballooned in recent years as regulators have repeatedly tried to cut off certain sectors of the economy from formal financing channels. But each time Beijing has tried to crimp one source of credit, another avenue appears to take up the slack.

Now it's entrusted loans. Such forms of lending increased by a net 2.55 trillion yuan ($407.38 billion) last year, equivalent to 29% of all new yuan bank loans issued during the year. That's up from 1.28 trillion yuan in 2012, when they stood at only 16% of bank loans.

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1/4/2017 A Partial Primer to China's Biggest Shadow: Entrusted Loans - China Real Time Report - WSJ

Chinese Developers Find New Sources of Cash
Entrusted loans are becoming a major source of funding for property developers.
New funding to developers by source, in billions of yuan:
Bank loans
Trust funding
20% of entrusted loans
500
400
300
200
100
0
Note: Assumption that 20% of entrusted loans go to property sector based on two academics papers
Source: PBOC, China Trustee Association, CEIC

Based on a survey of nine major banks in Shanghai for a paper submitted in May, Wang Jiahui, an assistant researcher at the Shanghai headquarters of the People's Bank of China, found that in 2011 about 21% of all entrusted loans went to the property sector, up from 19% in 2010.

And in a paper late last year based on a review of entrusted loans that were issued by listed Chinese companies between 2004 and 2013, two academics at the Huazhong University of Science and Technology found that about 20% of such loans over the nearly 10-year period went to the property sector.

If those results are representative of all entrusted loans nationwide – and that's a big if – then companies lent about 766 billion yuan to developers in 2013, marginally more than banks and more than twice the amount of funding trust companies provided. Some of these loans carry high interest rates and there are signs some borrowers are having trouble repaying them.

Zhejiang Longsheng Group, a chemicals maker in eastern Zhejiang province, said in its 2013 earnings report that it extended the maturity on 199.5 million yuan worth of entrusted loans to three developers last year. The interest rates on those loans ranged from 23% to 25%. Longsheng officials declined to comment.

Once a money spinner, entrusted loans are no longer generating major returns for Longsheng like they used to. The company earned 21.9 million yuan from loans it made to other companies last year, down 77% from 2012.

For the most part, however, entrusted loans are lower risk than other types of shadow banking. They are mainly used by conglomerates to move cash between units, offering companies a way to manage resources in the course of everyday business. Such transactions usually carry very low interest rates. According to the two reports, about 80% of all entrusted loans are between these kinds of "related parties."

During good times, there are plenty of reasons to shuffle cash from one unit to another. For a group of companies tied together by common shareholders, it makes sense to use collective cash holdings to cover funding needs, rather than to pay more to borrow money from a bank.

MORE IN SHADOW BANKING

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- China's Shadow Banking Slowing Less Than Advertised
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- When a $210 Million Bet Goes Bad: Investors Stage Shadow Bank Protest in Beijing

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1/4/2017 A Partial Primer to China's Biggest Shadow: Entrusted Loans - China Real Time Report - WSJ

However, when these sorts of transactions pick up during bad times, it could be that some units, such as steelmakers or property developers, can't pay their bills—from interest on a bank loan to payments owed to suppliers or wages due to employees. So money is diverted – as entrusted loans – from units that have cash to those that don't. To put it another way, the healthy parts of a corporation end up subsidizing those that are struggling.

Without official data – or at least more extensive data – it's impossible to have a precise picture of where money from entrusted loans is going, or even assess how big a risk such lending poses to the economy. But based on a partial snapshot, they may have become a lifeblood for struggling industries—the property sector in particular.

– Dinny McMahon and Lingling Wei

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ENTRUSTED LOANS FUNDING LOANS SHADOW BANKING

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